082-04240

[redacted]

MANPA

07028815

COMISION NACIONAL DE VALORES

PROSPECTO

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs.	45.880.188.480,oo
Capital Suscrito:	Bs.	22.940.094.240,oo
Capital Pagado:	Bs.	22.940.094.240,oo

SUPPL

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "X" Subcategoría "XX"**
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A	**Categoría "X" Subcategoría "XX"**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

PROCESSED

JAN 0 2 2008

THOMSON FINANCIAL

EMISION: 2007 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 27 de Abril de 2.007, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Mayo de 2007, Nº 32, Tomo 69-A-Pro, y aprobada por la Junta Directiva según Acta No. 960 de fecha 25 de mayo de 2007.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº XXXXX del XX de XXXXX de 2007 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

Dec 12/28

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de VEINTE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 20.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión, según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

1.5 Precio al Público:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrarán cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

1.6 Colocación:

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Intereses o Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

1.8 Custodia de los Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de C. V. V. Caja Venezolana de Valores, S. A., quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 25 de Mayo de 2.007, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el XX de XXXXX de 2.007.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los

resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLAVE, SOCIEDAD CALIFICADORA DE RIESGO C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría X, sub- categoría XX"

- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO S.A.

"La Junta Calificadora le otorga a la presente emisión la categoría X, sub- categoría XX"

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura,

adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

La dirección de la página web de la compañía en Internet es: www.manpa.com.ve

Plantas:

División Molino I.E.E. y División F.C.R.R:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

División Molino Higiénico:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 21 de Abril de 2.006.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director Principal de Corporación Industrial de Energía C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de

Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

GUSTAVO GOMEZ RUIZ – Director Principal

Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex–Arquitecto de la División de Arquitectura de Técnica Constructora, Ex–Director del Banco Hipotecario del Centro, Ex–Director de la Sociedad Financiera Mercantil, Ex–Director Principal del Banco Caracas, Ex–Director de Banco Bolívar y Ex–Director de Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Corporación Industrial de Energía, C.A., S.A.C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva
Ingeniero Civil.

JULIO BUSTAMANTE - Director Principal
Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:
ALBERTO DELFINO T - Director Suplente
Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente
Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente
Ingeniero Civil.

GUILLERMO SALAS DELFINO - Director Suplente
Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente
Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la

Universidad Simón Bolívar, Miembro Activo de la Cámara Inmobiliaria de Venezuela, Miembro Activo del Consejo Venezolano de la Carne "CONVECAR".

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Arquitecto-Director de F. Micale, Oficina de Arquitectura (Proyectos, Consultoría y Gerencia de Proyectos), Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA),

Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

ENRIQUE LARRAZABAL-Vicepresidente de Tecnología y Logística
Ingeniero Mecánico, MSA en Administración de Empresas, Representante por la Cámara de Industriales de Estado Aragua ante el CEDEA, Presidente del Comité Organizador de las VI Jornadas de Ingeniería y Mantenimiento de la Industria Papelera Venezolana por la Asociación Venezolana por la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP), Gerente de Proyecto para la instalación de la máquina No 8 en la División de Higiénicos.

RICARDO VOLPE – Vicepresidente Legal
Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión
Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

2.4 Comisarios y Auditores Externos:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO C. Adm. Nº 11.437
ISABEL QUINTERO C. P. C. Nº 15.197

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

2.5 Principales Accionistas:

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	Participación
Natscumco	50,45%
Claridge, LTD	15,26%
Brown Brothers Harriman & Co.	6,10%
C. V. V. Caja Venezolana de Valores (*)	5,98%
Fundación Carlos Delfino	4,38%
Otros (**)	17,83%
TOTAL	100,00%

(*) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(**) Individualmente poseen menos del 4%.

2.6 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

2.9 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado

Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

En fecha 09 de abril de 1992, Manpa solicitó ante la Comisión Nacional de Valores la inscripción del Acuerdo de Acta de la Asamblea Extraordinaria de Accionistas de fecha 02 de abril de 1992 en la cual se aprobó que la empresa adoptara la forma de Sociedad Anónima de Capital Autorizado (SACA) modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. La Comisión Nacional de Valores en su Resolución número 209-92 del 06 de mayo de 1992, resolvió la inscripción en el Registro Nacional de Valores del Acuerdo del Acta de la Asamblea Extraordinaria de Accionistas antes señalada.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el

potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compartía el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compró la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocan 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de

Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa cuenta con un centro de distribución para toda Centroamérica.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por

cada 28 acciones de Manpa en tenencia. Manpa canceló en bolívares a sus accionistas las fracciones de acción resultante del dividendo decretado.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aportó la mayoría de sus inversiones al Costo y ciertas Cuentas por Cobrar.

En el año 2001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.10 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A. A continuación se presenta la participación de mercado de la empresa en los segmentos de negocios para los años 2006 y 2005:

PARTICIPACIÓN DE MERCADO

	Año 2006	Año 2005
TISSUE	38,10%	38,20%
ENVASES – EMBALAJES	31,78%	29,51%
IMPRIMIR – ESCRIBIR	51,25%	24,84%

(1) Incluye Importaciones

FUENTE: Datos Information Resources y Cálculos Propios

2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3. Información Financiera

3.1. Estados Financieros Consolidados no Auditados (Interinos) al 31 de Marzo de 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
AL 31 DE MARZO DE 2007 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares)

	NOTAS	31-03-2007	2006	2005
ACTIVO				
ACTIVO NO CORRIENTE:				
Propiedades, planta y equipo - neto	2	408.340.404	413.514.696	432.900.402
Participaciones en asociadas y negocios conjuntos	3	4.428.518	3.966.954	1.040.295
Total activo no corriente		412.768.922	417.481.650	433.940.697
ACTIVO CORRIENTE:				
Gastos pagados por anticipado		938.599	976.279	1.111.934
Inventarios	4	48.491.848	66.464.739	57.511.130
Anticipos a proveedores		1.658.162	1.661.182	3.520.063
Efectos y cuentas por cobrar - neto	5	107.718.765	104.409.296	95.337.271
Inversiones disponibles para la venta	6	219.543	219.543	8.816.776
Efectivo y equivalentes de efectivo	7	29.592.828	23.889.943	16.111.833
Total activo corriente		188.619.745	197.620.982	182.409.007
TOTAL		601.388.667	615.102.632	616.349.704
PATRIMONIO Y PASIVO				
PATRIMONIO:	8 y 9			
Capital social		-	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		-	206.308	206.308
Utilidades retenidas:				
Reserva legal		-	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		-	119.593.551	119.593.551
No distribuidas		-	190.866.116	227.169.429
Resultado no realizado en inversiones	6	-	(601.095)	(999.188)
Total patrimonio		-	386.660.839	422.566.059
PASIVO NO CORRIENTE:				
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo		5.541.656	4.826.028	3.572.106
Impuesto sobre la renta diferido	11	44.872.027	46.270.145	54.549.608
Total pasivo no corriente		50.413.683	51.096.173	58.121.714
PASIVO CORRIENTE:				
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo		6.003.461	5.236.560	3.869.781
Papeles comerciales	10	11.883.600	11.396.409	2.946.531
Préstamos a corto plazo	10	29.746.211	38.169.882	47.019.985
Dividendos por pagar	8	13.694.679	13.700.974	8.733.509
Impuesto sobre la renta por pagar	11	550.781	2.409.289	293.748
Cuentas por pagar	12	91.678.213	106.432.506	72.798.377
Total pasivo corriente		153.556.945	177.345.620	135.661.931
Total pasivo		203.970.628	228.441.793	193.783.645
TOTAL		203.970.628	615.102.632	616.349.704

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
AL 31 DE MARZO DE 2007 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares, excepto la utilidad neta por acción la cual está expresada en bolívares)

	NOTAS	31-03-2007	2006	2005
Ingresos por ventas	13	118.468.224	433.653.930	375.060.280
Costo de ventas	14	94.004.487	339.785.638	284.444.405
Utilidad bruta		24.463.737	93.868.292	90.615.875
Costos y gastos:				
Gastos de ventas	14	8.629.136	35.121.317	30.939.453
Gastos generales y administrativos	14 y 18	4.804.556	21.908.182	18.985.181
Utilidad en venta de activos	1 y 2	(9.211)	(83.885)	-
		13.424.481	56.945.614	49.924.634
Utilidad en operaciones		11.039.256	36.922.678	40.691.241
Participación en resultados de negocios conjuntos	3	461.648	503.194	(919.621)
Costos financieros		(1.229.288)	(6.480.701)	(4.664.484)
Ingresos financieros		197.792	1.134.458	678.654
Diferencias en cambio - neto		(4.670)	(61.402)	3.565.400
Pérdida en operaciones de permuta con títulos valores		-	-	(3.671.665)
Pérdida en venta de inversiones disponibles para la venta	6		(762.975)	-
Otros ingresos (egresos):		-		
Comisiones ADR		-	(514.814)	(505.370)
Impuesto al débito bancario		-	(392.141)	(3.089.757)
Otros - neto		(49.656)	350.717	(623.152)
		(624.174)	(6.223.664)	(9.229.995)
Utilidad antes de impuestos		10.415.082	30.699.014	31.461.246
Impuesto sobre la renta	11	342.118	(476.054)	4.377.017
Utilidad neta		10.757.200	30.222.960	35.838.263
Utilidad neta por acción:				
Básica	1	4,69	13,17	15,62
Diluida	1	4,69	13,17	15,62

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
AL 31 DE MARZO DE 2007 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares)

				Utilidades retenidas				
	Nota	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004		69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción		-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio		-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año		-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año		-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	8	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005		69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	(364.882)	(364.882)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	(364.882)	(364.882)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	762.975	762.975
Utilidad neta del año		-	-	-	-	30.222.960	-	30.222.960
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	30.222.960	398.093	30.621.053
Dividendos decretados	8	-	-	-	-	(66.526.273)	-	(66.526.273)
SALDOS AL 31 DE DICIEMBRE DE 2006		69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	-
Utilidad neta del año		-	-	-	-	10.757.200	-	10.757.200
Total utilidades y pérdidas reconocidas en el año			-	-	-	10.757.200	-	10.757.200
Resultado realizado de inversiones disponibles para la venta		-	-	-	-	-	-	-
Dividendos decretados		-	-	-	-	-	-	-
SALDOS AL 31 DE MARZO DE 2007		69.632.690	206.308	6.963.269	119.593.551	201.623.316	(601.095)	397.418.039

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
AL 31 DE MARZO DE 2007 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares)

	NOTAS	31-03-2007	2006	2005
ACTIVIDADES OPERACIONALES:				
Utilidad neta		10.757.200	30.222.960	35.838.263
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Diferencias en cambio - neto	20	4.670	61.402	(3.565.400)
Participación en resultados de negocios conjuntos	3	(461.648)	(503.194)	919.621
Resultado por reducción de participación patrimonial en negocio conjunto	3	-	(766.726)	-
Impuesto sobre la renta diferido	11	(1.398.118)	(8.279.463)	(12.684.919)
Provisión para impuestos	11	1.056.000	8.755.517	8.307.902
Resultado no realizado en inversiones		-	(364.882)	(1.156.123)
Resultado realizado en inversiones disponibles para la venta		-	762.975	-
Resultado por traducción de filial y negocios conjuntos		-	-	(803.587)
Resultado en venta de propiedades, planta y equipo	1 y 2	9.211	(83.885)	-
Costos financieros		1.229.288	6.480.701	4.664.484
Ingresos financieros		(207.003)	(1.134.458)	(678.654)
Depreciación	2	4.352.796	20.559.433	22.299.074
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		15.342.396	55.710.380	53.140.661
Movimientos de capital de trabajo:				
Disminución (aumento) en:				
Efectos y cuentas por cobrar		(3.309.469)	(10.738.025)	(12.204.966)
Anticipos a proveedores		3.020	1.858.881	1.873.901
Inventarios		17.972.891	(8.953.609)	(24.740.047)
Gastos pagados por anticipado		37.680	135.655	(413.589)
Aumento (disminución) en:				
Cuentas por pagar		(14.758.963)	33.572.727	26.397.944
Apartado para prestaciones por antigüedad, neto de pagos		1.482.529	2.620.701	2.259.764
Efectivo provisto por las actividades operacionales		16.770.084	74.206.710	46.313.668
Intereses pagados		(353.513)	(6.461.425)	(3.246.770)
Intereses cobrados		197.792	1.134.458	678.654
Impuestos pagados		(2.914.508)	(6.639.976)	(22.756.937)
Efectivo neto provisto por las actividades operacionales		13.699.855	62.239.767	20.988.615
ACTIVIDADES DE INVERSIÓN:				
Disminución (aumento) en inversiones disponibles para la venta		-	8.606.494	(7.917.006)
Venta de propiedades, planta y equipo	2	-	1.775.485	-
Adquisición de propiedades, planta y equipo	2	821.580	(2.865.327)	(9.454.319)
Efectivo neto provisto por (usado en) las actividades de inversión		821.580	7.516.652	(17.371.325)
ACTIVIDADES DE FINANCIAMIENTO:				
(Disminución) aumento neto en préstamos a corto plazo	10	(8.624.538)	(8.869.379)	32.143.003
Importe de la emisión de papeles comerciales	10	11.208.693	29.883.600	8.808.700
Amortización de papeles comerciales	10	(11.396.410)	(21.433.722)	(8.752.379)
Disminución en documentos por pagar	10	-	-	(2.486.040)
Dividendos en efectivo	8	(6.295)	(61.558.808)	(41.292.407)
Efectivo neto usado en las actividades de financiamiento		(8.818.550)	(61.978.309)	(11.579.123)
AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		5.702.885	7.778.110	(7.961.833)
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	-	-	1.574.261
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7	23.889.943	16.111.833	22.499.405
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		29.592.828	23.889.943	16.111.833

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2007 Y LOS AÑOS TERMINADOS AL 31 DE DICIEMBRE DE 2006 Y 2005
(En miles de bolívares)**

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización **–** La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) **–** Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y

- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa a los años 2006 y 2005.

Ciertos nuevos principios, revisiones e interpretaciones a principios existentes han sido publicados y tienen aplicación obligatoria para los periodos contables de la Compañía que comiencen el o después del 1 de enero de 2007. La evaluación preliminar del impacto de estos nuevos principios e interpretaciones se describe a continuación:

- NIIF 7 "Instrumentos financieros: revelaciones, y revisión suplementaria a la NIC 1, presentación de estados financieros – revelaciones de capital" (efectiva desde el 1 de enero de 2007). NIIF 7 incorpora nuevas revelaciones para mejorar la información sobre instrumentos financieros. Requiere la revelación de información cuantitativa y cualitativa sobre la exposición de los riesgos proveniente de los instrumentos financieros, incluyendo revelaciones mínimas específicas sobre riesgos de crédito, liquidez y mercado, incluyendo un análisis de sensibilidad sobre riesgo de mercado. Sustituye a la NIC 30 y esta reforma a la NIC 1 incorpora revelaciones sobre el nivel de capital de una entidad y cómo lo maneja. La gerencia de la Compañía se encuentra

analizando el impacto de la NIIF 7 sobre las operaciones de la Compañía y aplicará la NIIF 7 y la revisión de la NIC 1 a partir de los períodos anuales que comienzan el 1 de enero de 2007.

- NIIF 8 "Segmento de operaciones" (efectiva desde el 1 de enero de 2009). La Compañía se encuentra en proceso de evaluación de los posibles impactos en la presentación de la información por segmentos.

- NIC 1 "Presentación de estados financieros" Revisada (efectiva desde el 1 de enero de 2007). La revisión exige la revelación de los objetivos, políticas y procesos relacionados con la gerencia del capital, cumplimiento con los requerimientos legales de capital y las consecuencias del incumplimiento. La gerencia se encuentra en proceso de análisis para determinar las revelaciones necesarias.

- CINIIF 11 "NIIF 2 – Grupo y transacciones de acciones en tesorería" (efectiva desde el 1 de marzo de 2007). Este principio no es relevante para las operaciones de la Compañía debido a que no mantiene operaciones relacionadas con transacciones de acciones en tesorería.

- CINIIF 12 "Contratos de servicios de concesión" (efectiva desde el 1 de enero de 2008). Este principio no es relevante para las operaciones de la Compañía debido a que no tiene contratos de servicios de concesión.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes a los años terminados el 31 de diciembre de 2005 y 2004, preparados de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 21 de abril de 2006 y el 17 de marzo de 2005, respectivamente. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2006, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Nota 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
- Acumulaciones estimadas por pagar (Nota 12),
- Probabilidad de las contingencias (Notas 11 y 21),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2006 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas:

Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio

conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** **–** Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** **–** Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

j. ***Activos financieros*** **–** Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** **–** El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** **–** En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** **–** Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** **–** En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** **–** El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por

escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2006, 2005 y 2004, la tasa promedio anual de interés fue de 12,39 %, 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-

estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de diciembre de 2006, 2005 y 2004, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2006 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma

fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.
Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de

negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.
El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando

los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcción en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
Adiciones	185.326	4.208	-	2.675.793	2.865.327
Retiros	(1.598.000)	(89.158)	(10.804)	-	(1.697.962)
Traspasos	141.418	2.144.397	-	(2.285.815)	-
Al 31 de diciembre de 2006	89.282.907	380.267.127	9.338.291	2.272.480	481.160.805
Adiciones	-	1.795		267.583	269.378
Retiros	-	-	(138.450)	(952.423)	(1.090.873)
Efecto por traducción de filial del exterior	-	-	-	-	-
Al 31 de Marzo de 2007	89.282.907	380.268.922	9.199.841	1.587.640	480.339.310
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcción en proceso	Total
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Adiciones	(3.176.955)	(16.210.783)	(1.171.695)	-	(20.559.433)
Retiros	-	6.362	-	-	6.362
Al 31 de diciembre de 2006	(11.143.411)	(53.291.654)	(3.211.044)	-	(67.646.109)
Adiciones	(591.452)	(3.548.862	(212.483)	-	(4.352.796)
Retiros	-	-	-	-	-
Al 31 de Marzo de 2007	(11.734.863)	(56.840.516)	(3.423.527)	-	(71.998.906)
Total al 31 de Marzo de 2007	77.548.044	323.428.406	5.776.314	1.587.640	408.340.404
Total al 31 de diciembre de 2006	78.139.496	326.975.473	6.127.247	2.272.480	413.514.696
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2006 y 2005, ascienden a Bs. 6.169 millones, Bs. 9.005 millones respectivamente. (Véase Nota 16).

Al 31 de diciembre de 2006 y 2005, los activos dados en arrendamientos ascienden a Bs. 21.761 millones, Bs. 9.928 millones respectivamente (Véase Nota 16).

Al 31 de diciembre de 2006 y 2005 la Compañía mantiene activos por Bs. 8.053 millones, Bs. 9.076 millones respectivamente, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Durante el año 2006, la Compañía evaluó la vida útil estimada de algunos activos generando un beneficio positivo de Bs. 2.331 millones, y se estima que generará un efecto positivo de Bs. 4.651, en los años subsiguientes.

Al 31 de diciembre de 2006, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.865 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005 las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Participaciones en empresas asociadas	-	-	-
Participaciones en negocios conjuntos	4.428.518	3.966.954	1.040.295
	4.428.518	3.966.954	1.040.295

Participaciones en empresas asociadas

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	31-03-2007	2006	2005
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112	769.112
Central Cariaco	25,62	88.371	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619	80.619
		3.515.345	3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)	(3.515.345)
		-	-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	31-03-2007	2006	2005
Simco Recycling Inc.	50	-	-	(2.432.726)
Manpa Centroamérica, C.A.	50	4.428.518	3.966.954	3.473.021
		4.428.518	3.966.954	1.040.295

Al 31 de diciembre de 2006 y 2005, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (503,1) millones y Bs. (919,6) millones, respectivamente.

Durante al año terminado el 31 de diciembre de 2006, la Compañía efectuó un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de este análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducida a cero (0), y las cuentas por cobrar a compañías relacionadas incluyen una provisión por Bs. 1.666 millones (Véase Nota 17).

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación (en millones de bolívares):

	2006	2005
Activo circulante	16.676	12.414
Total activo	21.049	17.533
Pasivo circulante	19.251	14.568
Patrimonio	953	2.096
Total pasivo y patrimonio	21.049	17.533
Ventas netas	25.538	29.986
Pérdida en operaciones	(1.255)	(1.413)
Pérdida neta	(856)	(2.141)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, los inventarios se componen de lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Productos terminados	15.528.791	14.244.262	20.656.984
Productos en proceso	1.278.669	1.197.206	366.120
Materias primas	16.778.311	16.186.040	18.567.845
Repuestos	13.659.391	13.740.165	6.998.642
Inventario en tránsito	3.537.682	23.268.062	12.584.822
	50.782.845	68.635.735	59.174.413
Menos - provisión para obsolescencia	(2.290.996)	(2.170.996)	(1.663.283)
	48.491.849	66.464.739	57.511.130

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2007 ascienden a Bs. 13.466 millones.

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, el movimiento de la provisión para obsolescencia se compone de (en miles de bolívares):

	31-03-2007	2006	2005
Saldo inicial	(2.170.996)	(1.663.283)	(2.055.479)
Provisión	(120.000)	(507.713)	-
Reverso	-	-	392.196
Saldo final	(2.290.996)	(2.170.996)	(1.663.283)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Comerciales	73.898.556	65.056.503	56.958.238
Compañías relacionadas (Nota 17)	6.963.425	10.058.465	12.413.496
Empleados	845.043	808.691	429.642
Deudores diversos	2.395.094	832.464	872.084
Impuesto sobre la renta pagado por anticipado (Nota 11)	6.181.454	928.779	2.400.339
IVA – pagado en exceso (Nota 11)	15.398.692	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 11)	1.160.722	1.601.280	1.492.571
Depósitos dados en garantía	2.071.270	2.593.169	7.523.954
	108.914.256	105.423.779	96.995.188
Menos – provisión para cuentas de cobro dudoso	(1.195.491)	(1.014.483)	(1.657.917)
	107.718.765	104.409.296	95.337.271

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 60 días, y para clientes de exportación entre 7 y 60 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	31-03-2007	**2006**	**2005**
Saldo inicial	(1.014.483)	(1.657.917)	(1.949.040)
Provisión	(181.008)	(99.000)	(772.485)
Castigos	-	364.008	1.063.608
Ajustes	-	378.426	-
Saldo final	(1.195.491)	(1.014.483)	(1.657.917)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable. El reverso de la provisión está fundamentado en nuevos estimados con respecto a las cuentas de cobro dudoso aprovisionadas.
Los compromisos de ventas para el año 2007 ascienden a Bs. 6.574 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Inversiones y acciones disponibles para la venta	219.543	219.543	902.184
Bonos disponibles para la venta	-	-	7.914.592
	219.543	219.543	8.816.776

Inversiones y acciones disponibles para la venta

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Portafolio de inversión	83	83	759.578
Acciones en:			
Central Portuguesa, S.A.	354.516	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	219.460	219.460	142.606
Corporación Forestal Venezuela, C.A.	47.817	47.817	47.817
	621.876	621.876	1.304.517
Menos – pérdidas por deterioro	(402.333)	(402.333)	(402.333)
	219.543	219.543	902.184

Al 31 de diciembre de 2006 y 2005, la Compañía mantiene Bs. 601 millones de pérdidas, Bs. 77,5 millones de ganancias y Bs. 156 millones de pérdidas no realizadas de inversiones y acciones disponibles para la venta, respectivamente las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2006, las operaciones con bonos disponibles para la venta generaron pérdidas por Bs. 762 millones y se presentan en los resultados de la Compañía a esa fecha.

Al 31 de diciembre de 2005, la Compañía mantenía Bs.1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encontraban garantizando préstamos recibidos de una institución financiera.

Resultado no realizado en inversiones

	31-03-2007	2006	2005
Inversiones y acciones disponibles para la venta	(601.095)	(601.095)	77.520
Bonos disponibles para la venta	-	-	(1.076.708)
	(601.095)	(601.095)	(999.188)

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Efectivo en caja y bancos	16.071.581	4.842.404	2.808.221
Colocaciones bancarias	13.521.247	19.047.539	13.303.612
	29.592.828	23.889.943	16.111.833

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2006, 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	31-03-2007	**2006**	**2005**
Filial:			
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)	(347.673)
Negocios Conjuntos:			
Manpa Centroamérica, C.A.	829.702	829.702	829.702
Simco Recycling Inc.	(275.721)	(275.721)	(275.721)
	206.308	206.308	206.308

Dividendos en efectivo

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 por acción, para un total de Bs. 27.528.113.088. Igualmente con fecha 11 de agosto de 2006, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 17 por acción, para un total de Bs. 38.998.160.208.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2006 y 2005, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 3.727 millones, Bs. 8.605 millones y Bs. 8.561 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 26.556 millones y Bs. 194.593 millones, respectivamente, al 31 de diciembre de 2006; Bs. 35.928 millones y Bs. 235.774 millones, respectivamente, al 31 de diciembre de 2005.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2006 y 2005 la utilidad neta incluye Bs. 8.704 millones y Bs. 7.683 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2006 y 2005, el número de ADR en circulación es de 41.159.966 y 31.959.483, respectivamente.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 73,082% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2006, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 15.891 millones al 16 de noviembre de 2004.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Emisión de obligaciones y papeles comerciales

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	31-03-2007	2006	2005	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:					
Interés fijo	11.883.600	11.396.409	2.946.531	11.883.600	6,68%

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	31-03-2007	2006	2005
Saldo inicial	11.396.409	2.946.531	2.890.210
Emisiones	15.000.000	29.883.600	8.808.700
Amortizaciones	(14.325.092)	(21.000.000)	(8.746.600)
Intereses neto	(187.717)	(433.722)	(5.779)
Saldo final	11.883.600	11.396.409	2.946.531

Los papeles comerciales emitidos en circulación están conformados por cuatro series los cuales tienen como fecha de vencimiento el 07 de mayo, 13 de julio, 03 de agosto y 01 de noviembre de 2007.

Durante los años terminados el 31 de diciembre de 2006 y 2005, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 1.056 millones y Bs. 332 millones, respectivamente.

Préstamos a corto plazo

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, los préstamos a corto plazo están representados por (en miles de bolívares):

	31-03-2007	2006	2005
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	29.746.211	38.169.882	47.019.985

Al 31 de diciembre de 2006, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 151.800 millones, y tiene disponibles Bs. 61.815 millones, neto de cartas de crédito vigentes (Véase Nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 8,84% y 9,90% para el periodo de tres meses terminados el 31 de Marzo de 2007, entre 9,50% y 15% para el año 2006, 10,5% y 15% para el año 2005, y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de Marzo de 2007, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2006, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.240 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, son los siguientes (en miles de bolívares):

	31-03-2007	2006	2005
Cuentas por cobrar:			
Impuesto sobre la renta pagado en exceso (Nota 5)	6.181.454	928.779	2.400.339
IVA – pagado en exceso (Nota 5)	15.398.692	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 5)	1.1601.722	1.601.280	1.492.571
	22.740.868	26.074.487	18.797.774
Cuentas por pagar:			
Impuesto sobre la renta por pagar	550.781	2.409.289	293.748
IVA de terceros retenido por pagar (Nota 12)	768.803	1.018.384	918.252
	1.319.584	3.427.673	1.212.000

Durante el mes de noviembre de 2005, la Compañía realizó las gestiones necesarias ante el Servicio Nacional de Administración Aduanera y Tributaria (SENIAT), para la solicitud de aprobación de reintegro de Bs. 10.808 millones correspondientes a retenciones de IVA soportadas y no descontadas en declaraciones, logrando la aprobación de Bs. 429 millones de la filial Transportes Alpes, C.A. y posterior cesión a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), los cuales serán compensados contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2006.

Impuesto sobre la renta

La provisión para impuesto sobre la renta para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, se detalla a continuación (en miles de bolívares):

	31-03-2007	2006	2005
Impuesto sobre la renta neta fiscal	1.056.000	8.265.695	8.821.272
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-	(342.329)	(1.342.708)
	1.056.000	7.923.366	7.478.564
Impuesto sobre la renta de ejercicio anterior	-	832.151	829.338
Total impuesto sobre la renta corriente	1.056.000	8.755.517	8.307.902
Impuesto sobre la renta diferido	(1.398.118)	(8.279.463)	(12.684.919)
	(342.118)	476.054	(4.377.017)

Durante los años terminados el 31 de diciembre de 2006 y 2005, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2006		2005	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.420.865	34,00	10.682.124	34,00
Efecto sobre la utilidad contable por la aplicación de Normas Internacionales de Información Financiera	3.495.387	11,40	6.256.682	19,90
Reserva por valuación de impuesto diferido activo	3.098.829	10,11	-	-
Ajuste fiscal por inflación	(18.604.860)	(60,70)	(22.777.675)	(72,52)
Otros gastos no deducibles	3.595.161	11,73	4.772.593	15,19
Otros ingresos no gravables	(1.186.999)	(3,87)	(1.969.033)	(6,27)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(342.329)	(1,12)	(1.341.708)	(4,27)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	476.054	1,55	(4.377.017)	(13,97)

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2006, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2006, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2006, la Compañía y sus filiales no mantienen pérdidas fiscales operativas trasladables. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2006 y 2005, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 8.736 millones y Bs. 9.476 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, se muestra a continuación (en miles de bolívares):

	31-03-2007	2006	2005
Pasivo por impuesto sobre la renta diferido			
Diferencias de base sobre propiedades, planta y equipo	66.046.856	67.819.342	74.491.457
Ingresos por arrendamientos sobre la base del efectivo	765.671	702.833	1.189.084
	66.812.527	68.522.175	75.680.541
Activo por impuesto sobre la renta diferido			
Diferencias de base sobre inventarios	19.420.714	19.164.597	16.377.772
Provisiones y apartados	924.155	882.222	310.820
Diferencias de base sobre inversiones	4.258.003	4.107.506	2.525.891
Pérdidas fiscales trasladables	1.192.104	1.192.104	1.836.373
Créditos fiscales trasladables	11.597	4.430	80.077
	25.806.573	25.350.859	21.130.933
Menos – reserva de valuación	3.866.073	3.098.829	-
	21.940.500	22.252.030	21.130.933
Neto de impuesto diferido	44.872.027	46.270.145	54.549.608

12. CUENTAS POR PAGAR

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

31-03-2007	2006	2005

Comerciales	70.716.707	88.106.488	53.780.859
Partes relacionadas (Nota 17)	7.297.334	7.470.640	8.585.122
Otros	1.957.216	3.730.177	2.229.675
IVA de terceros retenido por pagar (Nota 11)	768.803	1.018.384	918.252
Gastos acumulados por pagar	10.938.153	6.106.817	7.284.469
	91.678.213	106.432.506	72.798.377

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2006 y 2005, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.477 millones y Bs. 1.505 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante, el licenciado deberá reconocer los gastos de tal auditoria.

Al 31 de diciembre de 2006, el 73% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, los ingresos se componen de lo siguiente (en miles de bolívares):

	31-03-2007	2006	2005
Ventas de bienes	117.485.948	430.244.838	373.406.646
Ingresos por alquileres	653.673	2.303.109	845.910
Ingresos por servicios	328.603	1.105.983	807.724
	118.468.224	433.653.930	375.060.280

14. RESULTADOS DEL AÑO

Para el periodo de tres meses terminados el 31 de marzo de 2007 y los años terminados el 31 de diciembre de 2006 y 2005, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	31-03-2007	2006	2005
Depreciación y amortización	4.352.796	20.559.433	22.299.074
Costo de inventario reconocido en resultados	55.613.685	256.034.115	169.488.295
Beneficios a empleados	18.432.336	63.754.311	42.954.679

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2006 y 2005, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje **–** La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue **–** La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres **–** Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos **–** Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2006 y 2005 (en miles de bolívares):

	Papel Impresión, escritura y embalaje	**Papel tissue**	**Servicios y alquileres**	**Eliminación**	**Total**
2006					
Estado de Resultados					
Ventas locales	211.418.577	196.832.169	3.147.919	-	411.398.665
Ventas de exportación	9.061.070	13.194.195	-	-	22.255.265
Ventas entre segmentos - local	-	-	10.796.623	(10.796.623)	-
Ventas entre segmentos - exportación	8.691.194	3.437.429	-	(12.128.623)	-
Total ingresos	229.170.841	213.463.793	13.944.542	(22.925.246)	433.653.930
Costos y gastos	216.445.800	189.510.810	13.204.139	(22.429.497)	396.731.252
Resultado de operación	12.725.041	23.952.983	740.403	(495.749)	36.922.678
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	503.194
Ingresos financieros	-	-	-	-	1.134.458
Gastos financieros y otros	-	-	-	-	(7.861.316)
Resultados antes de impuestos	-	-	-	-	30.699.014

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Resultado después de impuestos	-	-	-	-	30.222.960
Depreciación	10.093.840	8.704.922	1.760.671	-	20.559.433
Inversiones de capital	908.412	1.956.915	-	-	2.865.327
Balance general					
Activo					
Activos por segmentos	263.619.916	297.682.031	52.078.290	(46.764.370)	566.615.867
Activos por segmentos corporativos	-	-	-	-	33.090.250
Participaciones en empresas asociadas	3.966.954	-	-	-	3.966.954
Activos corporativos no distribuidos	-	-	-	-	11.429.561
Activo total consolidado					615.102.632
Pasivo					
Pasivos por segmentos	76.544.982	42.440.980	14.270.301	(47.734.370)	85.521.893
Pasivos por segmentos corporativos	-	-	-	-	89.642.829
Pasivos corporativos no distribuidos	-	-	-	-	53.277.071
Pasivo total consolidado					228.441.793
2005					
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles al 31 de Marzo de 2007 ascendieron 654 millones y al 31 de diciembre de 2006 y 2005, ascendieron a Bs. 2.303 millones y Bs. 846 millones, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2006 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2006	2005
Menos de un año	3.382.952	2.139.037
Hasta dos años	3.723.952	2.167.037
	7.106.904	4.306.074

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (Véase Nota 2).

La Compañía como arrendatario

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2006 y 2005 la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2006	2005
Ventas de inventarios	8.664.749	9.332.460
Compras de inventarios	12.286.294	9.172.106
Compras de energía eléctrica	17.434.815	17.426.164
Servicios administrativos	41.925	25.340

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	31-03-2007	2006	2005
Cuentas por cobrar:			
MANPA Centroamérica, C.A. (negocio conjunto)	3.529.846	6.405.353	7.011.952
Simco Recycling, Inc. (negocio conjunto)	3.004.112	4.858.012	4.816.468
Corporación Industrial de Energía, C.A. S.A.C.A.	261.801	251.642	203.848
Agroindustrial Mandioca, C.A. (empresa asociada)	105.624	144.983	342.150
Turboven Maracay Company Inc. Sucursal *	33.576	33.576	31.117
Turbogeneradores Maracay, C.A. *	28.466	30.899	6.921
Agropecuaria Mandioca, C.A. (empresa asociada)	105.624	-	1.040
	6.963.425	11.724.465	12.413.496
Menos – provisión para cuentas de cobro dudoso	1.866.000	1.666.000	-
	6.963.425	10.058.465	12.413.496

	31-03-2007	2006	2005
Cuentas por pagar:			
Turbogeneradores Maracay, C.A. *	4.074.431	4.155.424	3.411.542
Simco Recycling, Inc. (negocio conjunto)	3.116.768	3.192.306	4.290.388
Turboven Maracay Company Inc. *	101.746	101.746	100.160
Turboven Cagua Company Inc. *	4.389	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	1.382	-
MANPA Centroamérica, C.A. (negocio conjunto)	-	-	763.250
	7.297.334	7.470.640	8.585.122

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Durante el año 2006, la Compañía decidió crear una provisión por Bs. 1.666 millones, correspondientes a las cuentas por cobrar de Simco Recycling, Inc. (Véase Nota 3). Al 31 de diciembre de 2005, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2006 y 2005, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2006 a la Junta Directiva por este concepto ascendió a Bs. 360,8 millones (Bs. 469,7 millones en el año 2005).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2006 y 2005 fue de Bs. 33.600 y Bs. 29.400 en el 2006 y

Bs. 29.400 y Bs. 24.700 en el 2005, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2006 fue de Bs. 1.128,9 millones (Bs. 1.058,4 millones en el año 2005).

Retribuciones salåriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2006 por las 48 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs.7.620,2 millones (unos Bs. 5.349,7 millones en el año 2005 por 41 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2006 ascendió a Bs. 51,8 millones, aproximadamente (Bs. 42,3 millones en el año 2005).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2006	**2005**
Retribuciones a corto plazo a administradores	6.434.048	4.814.730
Prestaciones post empleo	1.186.216	534.970
Retribuciones a la Junta Directiva	1.489.843	1.528.183

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios; sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2006, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2006 y 2005 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2006 y 2005 representan aproximadamente el 8,5% y 20% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera para el periodo de tres meses terminados al 31 de marzo de 2007 y al 31 de diciembre de 2006 y 2005, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 por US$ 1,00 al 31 de marzo de 2007 y al 31 de diciembre de 2006 y 2005 (en miles de dólares estadounidenses):

(En miles de US$)

	31-03-2007	**2006**	**2005**
Activo:			
Efectivo e inversiones temporales	8.865	9.342	5.701
Inversiones disponibles para la venta	-	-	4.035
Cuentas por cobrar comerciales	76	1.629	1.325
Cuentas por cobrar a compañías relacionadas	3.406	4.555	5.600
Depósitos dados en garantía	963	1.206	3.500
Anticipos a proveedores y deudores diversos	400	109	1.388
	13.710	16.841	21.549
Pasivo:			
Documentos por pagar	-	-	-
Cuentas por pagar comerciales	25.332	30.450	19.051
Cuentas por pagar a compañías relacionadas	1.458	1.485	2.350
Gastos acumulados por pagar y otras	486	450	1.043
	27.276	32.385	22.444

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una

hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas. Durante el año 2006, la fianza y la garantía hipotecaria quedaron totalmente liberadas.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2006, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 67 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Régimen de Admisión Temporal

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías al Territorio Aduanero Nacional, con suspensión del pago de los impuestos de importación y otros recargos o impuestos adicionales que le fueren aplicables, con una finalidad determinada, a condición de que sean reexpedidas luego de su utilización, sin haber experimentado modificación alguna. Al 31 de diciembre de 2006, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 184 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y

otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2006, las cartas de crédito abiertas por estos conceptos alcanzan US$ 24,10 millones. (Bs. 51.815 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.590 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2006 y 2005, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la

resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

3.2. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2006 y 2005.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los estados financieros adjuntos de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales**, los cuales comprenden los balances generales consolidados al 31 de diciembre de 2006 y 2005, los estados consolidados de resultados, de movimiento en las cuentas de patrimonio, y de flujos de efectivo por los años terminados en esas fechas, y un resumen de las políticas contables significativas, así como otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La gerencia es responsable por la preparación y la presentación razonable de estos estados financieros de conformidad con las Normas Internacionales de Información Financiera. Esta responsabilidad incluye: diseñar, implementar y mantener un control interno relevante para la preparación y presentación razonable de estados financieros que estén libres de errores significativos, bien sea debido a fraude o error; seleccionar y aplicar políticas contables adecuadas; y realizar estimaciones contables que sean razonables de acuerdo con las circunstancias.

Responsabilidad del contador público

Nuestra responsabilidad es expresar una opinión sobre dichos estados financieros consolidados con base en nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Esas normas requieren que cumplamos con requerimientos éticos y que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están libres de errores significativos.

Una auditoría consiste en desarrollar procedimientos para obtener evidencia de auditoría acerca de los montos y revelaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del contador público, incluyendo la evaluación de los riesgos de errores significativos en los estados financieros, bien sea debido a fraude o error. En cuanto a las evaluaciones de riesgo, el contador público considera el control interno de la Compañía relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados de acuerdo con las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la Compañía. Una auditoría también incluye una evaluación de lo apropiado de las políticas contables utilizadas y de la razonabilidad de las estimaciones contables hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionar una base razonable para nuestra opinión.

Opinión

En nuestra opinión, los estados financieros adjuntos presentan razonablemente, en todos sus aspectos substanciales, la situación financiera consolidada de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2006 y 2005, los resultados consolidados de sus operaciones y los flujos consolidados de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera.

Sin expresar una salvedad en nuestra opinión, hacemos referencia a lo indicado en la Nota 1 a los estados financieros consolidados. Con fecha 02 de diciembre de 2005, la Junta Directiva de

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A.
Contador Público
CPC Nº 26.120
CNV Nº C–891

Caracas – República Bolivariana de Venezuela, 23 de febrero de 2007

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares)

	NOTAS	2006	2005
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	413.514.696	432.900.402
Participaciones en asociadas y negocios conjuntos	3	3.966.954	1.040.295
Total activo no corriente		417.481.650	433.940.697
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		976.279	1.111.934
Inventarios	4	66.464.739	57.511.130
Anticipos a proveedores		1.661.182	3.520.063
Efectos y cuentas por cobrar - neto	5	104.409.296	95.337.271
Inversiones disponibles para la venta	6	219.543	8.816.776
Efectivo y equivalentes de efectivo	7	23.889.943	16.111.833
Total activo corriente		197.620.982	182.409.007
TOTAL		615.102.632	616.349.704
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		190.866.116	227.169.429
Resultado no realizado en inversiones	6	(601.095)	(999.188)
Total patrimonio		386.660.839	422.566.059
PASIVO NO CORRIENTE:			
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo		4.826.028	3.572.106
Impuesto sobre la renta diferido	11	46.270.145	54.549.608
Total pasivo no corriente		51.096.173	58.121.714
PASIVO CORRIENTE:			
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo		5.236.560	3.869.781
Papeles comerciales	10	11.396.409	2.946.531
Préstamos a corto plazo	10	38.169.882	47.019.985
Dividendos por pagar	8	13.700.974	8.733.509
Impuesto sobre la renta por pagar	11	2.409.289	293.748
Cuentas por pagar	12	106.432.506	72.798.377
Total pasivo corriente		177.345.620	135.661.931
Total pasivo		228.441.793	193.783.645
TOTAL		615.102.632	616.349.704

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares, excepto la utilidad neta por acción la cual está expresada en bolívares)

	NOTAS	2006	2005
Ingresos por ventas	13	433.653.930	375.060.280
Costo de ventas	14	339.785.638	284.444.405
Utilidad bruta		93.868.292	90.615.875
Costos y gastos:			
Gastos de ventas	14	35.121.317	30.939.453
Gastos generales y administrativos	14 y 18	21.908.182	18.985.181
Utilidad en venta de activos	1 y 2	(83.885)	-
		56.945.614	49.924.634
Utilidad en operaciones		36.922.678	40.691.241
Participación en resultados de negocios conjuntos	3	503.194	(919.621)
Costos financieros		(6.480.701)	(4.664.484)
Ingresos financieros		1.134.458	678.654
Diferencias en cambio - neto		(61.402)	3.565.400
Pérdida en operaciones de permuta con títulos valores		-	(3.671.665)
Pérdida en venta de inversiones disponibles para la venta	6	(762.975)	-
Otros ingresos (egresos):			
Comisiones ADR		(514.814)	(505.370)
Impuesto al débito bancario		(392.141)	(3.089.757)
Otros - neto		350.717	(623.152)
		(6.223.664)	(9.229.995)
Utilidad antes de impuestos		30.699.014	31.461.246
Impuesto sobre la renta	11	(476.054)	4.377.017
Utilidad neta		30.222.960	35.838.263
Utilidad neta por acción:			
Básica	1	13,17	15,62
Diluida	1	13,17	15,62

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares)

				Utilidades retenidas				
	Nota	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004		69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción		-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio		-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año		-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año		-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	8	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005		69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	(364.882)	(364.882)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	(364.882)	(364.882)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	762.975	762.975
Utilidad neta del año		-	-	-	-	30.222.960	-	30.222.960
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	30.222.960	398.093	30.621.053
Dividendos decretados	8	-	-	-	-	(66.526.273)	-	(66.526.273)
SALDOS AL 31 DE DICIEMBRE DE 2006		69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(Expresados en miles de bolívares)

	NOTAS	2006	2005
ACTIVIDADES OPERACIONALES:			
Utilidad neta		30.222.960	35.838.263
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	61.402	(3.565.400)
Participación en resultados de negocios conjuntos	3	(503.194)	919.621
Resultado por reducción de participación patrimonial en negocio conjunto	3	(766.726)	-
Impuesto sobre la renta diferido	11	(8.279.463)	(12.684.919)
Provisión para impuestos	11	8.755.517	8.307.902
Resultado no realizado en inversiones		(364.882)	(1.156.123)
Resultado realizado en inversiones disponibles para la venta		762.975	-
Resultado por traducción de filial y negocios conjuntos		-	(803.587)
Resultado en venta de propiedades, planta y equipo	1 y 2	(83.885)	-
Costos financieros		6.480.701	4.664.484
Ingresos financieros		(1.134.458)	(678.654)
Depreciación	2	20.559.433	22.299.074
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		55.710.380	53.140.661
Movimientos de capital de trabajo:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(10.738.025)	(12.204.966)
Anticipos a proveedores		1.858.881	1.873.901
Inventarios		(8.953.609)	(24.740.047)
Gastos pagados por anticipado		135.655	(413.589)
Aumento (disminución) en:			
Cuentas por pagar		33.572.727	26.397.944
Apartado para prestaciones por antigüedad, neto de pagos		2.620.701	2.259.764
Efectivo provisto por las actividades operacionales		74.206.710	46.313.668
Intereses pagados		(6.461.425)	(3.246.770)
Intereses cobrados		1.134.458	678.654
Impuestos pagados		(6.639.976)	(22.756.937)
Efectivo neto provisto por las actividades operacionales		62.239.767	20.988.615
ACTIVIDADES DE INVERSIÓN:			
Disminución (aumento) en inversiones disponibles para la venta		8.606.494	(7.917.006)
Venta de propiedades, planta y equipo	2	1.775.485	-
Adquisición de propiedades, planta y equipo	2	(2.865.327)	(9.454.319)
Efectivo neto provisto por (usado en) las actividades de inversión		7.516.652	(17.371.325)
ACTIVIDADES DE FINANCIAMIENTO:			
(Disminución) aumento neto en préstamos a corto plazo	10	(8.869.379)	32.143.003
Importe de la emisión de papeles comerciales	10	29.883.600	8.808.700
Amortización de papeles comerciales	10	(21.433.722)	(8.752.379)
Disminución en documentos por pagar	10	-	(2.486.040)
Dividendos en efectivo	8	(61.558.808)	(41.292.407)
Efectivo neto usado en las actividades de financiamiento		(61.978.309)	(11.579.123)
AUMENTO (DISMINUCIÓN) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		7.778.110	(7.961.833)
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	-	1.574.261
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7	16.111.833	22.499.405
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		23.889.943	16.111.833

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006 Y 2005
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF.

Ciertos nuevos principios, revisiones e interpretaciones a principios existentes han sido publicados y tienen aplicación obligatoria para los periodos contables de la Compañía que comiencen el o después del 1 de enero de 2007. La evaluación preliminar del impacto de estos nuevos principios e interpretaciones se describe a continuación:

- NIIF 7 "Instrumentos financieros: revelaciones, y revisión suplementaria a la NIC 1, presentación de estados financieros – revelaciones de capital" (efectiva desde el 1 de enero de 2007). NIIF 7 incorpora nuevas revelaciones para mejorar la información sobre instrumentos financieros. Requiere la revelación de información cuantitativa y cualitativa sobre la exposición de los riesgos proveniente de los instrumentos financieros, incluyendo revelaciones mínimas específicas sobre riesgos de crédito, liquidez y mercado, incluyendo un análisis de sensibilidad sobre riesgo de mercado. Sustituye a la NIC 30 y esta reforma a la NIC 1 incorpora revelaciones sobre el nivel de capital de una entidad y cómo lo maneja. La gerencia de la Compañía se encuentra analizando el impacto de la NIIF 7 sobre las operaciones de la Compañía y aplicará la NIIF 7 y la revisión de la NIC 1 a partir de los períodos anuales que comienzan el 1 de enero de 2007.

- NIIF 8 "Segmento de operaciones" (efectiva desde el 1 de enero de 2009). La Compañía se encuentra en proceso de evaluación de los posibles impactos en la presentación de la información por segmentos.

- NIC 1 "Presentación de estados financieros" Revisada (efectiva desde el 1 de enero de

2007). La revisión exige la revelación de los objetivos, políticas y procesos relacionados con la gerencia del capital, cumplimiento con los requerimientos legales de capital y las consecuencias del incumplimiento. La gerencia se encuentra en proceso de análisis para determinar las revelaciones necesarias.

- CINIIF 11 "NIIF 2 – Grupo y transacciones de acciones en tesorería" (efectiva desde el 1 de marzo de 2007). Este principio no es relevante para las operaciones de la Compañía debido a que no mantiene operaciones relacionadas con transacciones de acciones en tesorería.

- CINIIF 12 "Contratos de servicios de concesión" (efectiva desde el 1 de enero de 2008). Este principio no es relevante para las operaciones de la Compañía debido a que no tiene contratos de servicios de concesión.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, preparados de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 21 de abril de 2006. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2006, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Nota 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
- Acumulaciones estimadas por pagar (Nota 12),
- Probabilidad de las contingencias (Notas 11 y 21),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2006 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras

literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** **–** La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derecho a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

j. ***Activos financieros*** **–** Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado

para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos

directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2006 y 2005, la tasa promedio anual de interés fue de 12,39 % y 13,62 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla

una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de diciembre de 2006 y 2005, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2006 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra

de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de

una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2006 y 2005, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
Adiciones	185.326	4.208	-	2.675.793	2.865.327
Retiros	(1.598.000)	(89.158)	(10.804)	-	(1.697.962)
Traspasos	141.418	2.144.397	-	(2.285.815)	-
Al 31 de diciembre de 2006	89.282.907	380.267.127	9.338.291	2.272.480	481.160.805
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Adiciones	(3.176.955)	(16.210.783)	(1.171.695)	-	(20.559.433)
Retiros	-	6.362	-	-	6.362
Al 31 de diciembre de 2006	(11.143.411)	(53.291.654)	(3.211.044)	-	(67.646.109)
Total al 31 de diciembre de 2006	78.139.496	326.975.473	6.127.247	2.272.480	413.514.696
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402

La Compañía ha dado en garantía ciertos activos fijos (Véase Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2006 y 2005, ascienden a Bs. 6.169 millones y Bs. 9.005 millones, respectivamente.

Al 31 de diciembre de 2006 y 2005, los activos dados en arrendamientos ascienden a Bs. 21.761 millones y Bs. 9.928 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2006 y 2005, la Compañía mantiene activos por Bs. 8.053 millones y Bs. 9.076 millones respectivamente, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Durante el año 2006, la Compañía evaluó la vida útil estimada de algunos activos generando un beneficio positivo de Bs. 2.331 millones, y se estima que generará un efecto positivo de Bs. 4.651, en los años subsiguientes.

Al 31 de diciembre de 2006, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.865 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2006	2005
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	3.966.954	1.040.295
	3.966.954	1.040.295

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2006	2005
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2006	2005
Simco Recycling Inc.	50	-	(2.432.726)
Manpa Centroamérica, C.A.	50	3.966.954	3.473.021
		3.966.954	1.040.295

Al 31 de diciembre de 2006 y 2005, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (503,1) millones y Bs. (919,6) millones, respectivamente.

Durante al año terminado el 31 de diciembre de 2006, la Compañía efectuó un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de este análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el

valor en libros de la participación en esta compañía fue reducida a cero (0), y las cuentas por cobrar a compañías relacionadas incluyen una provisión por Bs. 1.666 millones (Véase Nota 17).

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación (en millones de bolívares):

	2006	2005
Activo circulante	16.676	12.414
Total activo	21.049	17.533
Pasivo circulante	19.251	14.568
Patrimonio	953	2.096
Total pasivo y patrimonio	21.049	17.533
Ventas netas	25.538	29.986
Pérdida en operaciones	(1.255)	(1.413)
Pérdida neta	(856)	(2.141)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2006	2005
Productos terminados	14.244.262	20.656.984
Productos en proceso	1.197.206	366.120
Materias primas	16.186.040	18.567.845
Repuestos	13.740.165	6.998.642
Inventario en tránsito	23.268.062	12.584.822
	68.635.735	59.174.413
Menos – provisión para obsolescencia	(2.170.996)	(1.663.283)
	66.464.739	57.511.130

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2007 ascienden a Bs. 13.466 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se compone de (en miles de bolívares):

	2006	2005
Saldo inicial	(1.663.283)	(2.055.479)
Provisión	(507.713)	-
Reverso	-	392.196
Saldo final	(2.170.996)	(1.663.283)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2006	2005
Comerciales	65.056.503	56.958.238
Compañías relacionadas (Nota 17)	10.058.465	12.413.496
Empleados	808.691	429.642
Deudores diversos	832.464	872.084
Impuesto sobre la renta pagado por anticipado (Nota 11)	928.779	2.400.339
IVA – pagado en exceso (Nota 11)	23.544.428	14.904.864
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.601.280	1.492.571
Depósitos dados en garantía	2.593.169	7.523.954
	105.423.779	96.995.188
Menos – provisión para cuentas de cobro dudoso	(1.014.483)	(1.657.917)
	104.409.296	95.337.271

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 60 días, y para clientes de exportación entre 7 y 60 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2006	2005
Saldo inicial	(1.657.917)	(1.949.040)
Provisión	(99.000)	(772.485)
Castigos	364.008	1.063.608
Ajustes	378.426	-
Saldo final	(1.014.483)	(1.657.917)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable. El reverso de la provisión está fundamentado en nuevos estimados con respecto a las cuentas de cobro dudoso aprovisionadas.

Los compromisos de ventas para el año 2007 ascienden a Bs. 6.574 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2006	2005
Inversiones y acciones disponibles para la venta	219.543	902.184
Bonos disponibles para la venta	-	7.914.592
	219.543	8.816.776

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente
(en miles de bolívares):

	2006	2005
Portafolio de inversión	83	759.578
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	219.460	142.606
Corporación Forestal Venezuela, C.A.	47.817	47.817
	621.876	1.304.517
Menos – pérdidas por deterioro	(402.333)	(402.333)
	219.543	902.184

Al 31 de diciembre de 2006 y 2005, la Compañía mantiene Bs. 601 millones de pérdidas y Bs. 77,5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, respectivamente las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente
(en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2006, las operaciones con bonos disponibles para la venta generaron pérdidas por Bs. 762 millones y se presentan en los resultados de la Compañía a esa fecha.

Al 31 de diciembre de 2005, la Compañía mantenía Bs.1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encontraban garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2006	2005
Inversiones y acciones disponibles para la venta	(601.095)	77.520
Bonos disponibles para la venta	-	(1.076.708)
	(601.095)	(999.188)

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2006	2005
Efectivo en caja y bancos	4.842.404	2.808.221
Colocaciones bancarias	19.047.539	13.303.612
	23.889.943	16.111.833

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas,

registrado ante las autoridades competentes, y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2006 y 2005 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2006	2005
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	829.702
Simco Recycling Inc.	(275.721)	(275.721)
	206.308	206.308

Dividendos en efectivo

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 por acción, para un total de Bs. 27.528.113.088. Igualmente con fecha 11 de agosto de 2006, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 17 por acción, para un total de Bs. 38.998.160.208.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2006 y 2005, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 3.727 millones y Bs. 8.605 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 26.556 millones y Bs. 194.593 millones, respectivamente, al 31 de

diciembre de 2006; y Bs. 35.928 millones y Bs. 235.774 millones, respectivamente, al 31 de diciembre de 2005, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2006 y 2005 la utilidad neta incluye Bs. 8.704 millones y Bs. 7.683 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2006 y 2005, el número de ADR en circulación es de 41.159.966 y 31.959.483, respectivamente.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 73,082% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a) Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b) Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c) Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2006, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 15.891 millones al 16 de noviembre de 2004.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2006	2005	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	11.396.409	2.946.531	11.883.600	6,68%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2006	2005
Saldo inicial	2.946.531	2.890.210
Emisiones	29.883.600	8.808.700
Amortizaciones	(21.000.000)	(8.746.600)
Intereses neto	(433.722)	(5.779)
Saldo final	11.396.409	2.946.531

Los papeles comerciales emitidos en circulación están conformados por cuatro series los cuales tienen como fecha de vencimiento el 07 de mayo, 13 de julio, 03 de agosto y 01 de noviembre de 2007.

Durante los años terminados el 31 de diciembre de 2006 y 2005, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 1.056 millones y Bs. 332 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2006	2005
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	38.169.882	47.019.985

Al 31 de diciembre de 2006, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 151.800 millones, y tiene disponibles Bs. 61.815 millones, neto de cartas de crédito vigentes (Véase Nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 9,50% y 15% para el año 2006 y 10,5% y 15% para el año 2005.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2006, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2006, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.240 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la

administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2006	2005
Cuentas por cobrar:		
Impuesto sobre la renta pagado en exceso (Nota 5)	928.779	2.400.339
IVA – pagado en exceso (Nota 5)	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 5)	1.601.280	1.492.571
	26.074.487	18.797.774
Cuentas por pagar:		
Impuesto sobre la renta por pagar	2.409.289	293.748
IVA de terceros retenido por pagar (Nota 12)	1.018.384	918.252
	3.427.673	1.212.000

Durante el mes de noviembre de 2005, la Compañía realizó las gestiones necesarias ante el Servicio Nacional de Administración Aduanera y Tributaria (SENIAT), para la solicitud de aprobación de reintegro de Bs. 10.808 millones correspondientes a retenciones de IVA soportadas y no descontadas en declaraciones, logrando la aprobación de Bs. 429 millones de la filial Transportes Alpes, C.A. y posterior cesión a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), los cuales serán compensados contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2006.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2006	2005
Impuesto sobre la renta neta fiscal	8.265.695	8.821.272
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(342.329)	(1.342.708)
	7.923.366	7.478.564
Impuesto sobre la renta de ejercicio anterior	832.151	829.338
Total impuesto sobre la renta corriente	8.755.517	8.307.902
Impuesto sobre la renta diferido	(8.279.463)	(12.684.919)
	476.054	(4.377.017)

Durante los años terminados el 31 de diciembre de 2006 y 2005, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2006		2005	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.420.865	34,00	10.682.124	34,00
Efecto sobre la utilidad contable por la aplicación de Normas Internacionales de Información Financiera	3.495.387	11,40	6.256.682	19,90
Reserva por valuación de impuesto diferido activo	3.098.829	10,11	-	-
Ajuste fiscal por inflación	(18.604.860)	(60,70)	(22.777.675)	(72,52)
Otros gastos no deducibles	3.595.161	11,73	4.772.593	15,19
Otros ingresos no gravables	(1.186.999)	(3,87)	(1.969.033)	(6,27)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(342.329)	(1,12)	(1.341.708)	(4,27)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	476.054	1,55	(4.377.017)	(13,97)

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la

suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2006, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2006, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2006, la Compañía y sus filiales no mantienen pérdidas fiscales operativas trasladables. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2006 y 2005, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 8.736 millones y Bs. 9.476 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2006	2005
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	67.819.342	74.491.457
Ingresos por arrendamientos sobre la base del efectivo	702.833	1.189.084
	68.522.175	75.680.541
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	19.164.597	16.377.772
Provisiones y apartados	882.222	310.820
Diferencias de base sobre inversiones	4.107.506	2.525.891
Pérdidas fiscales trasladables	1.192.104	1.836.373
Créditos fiscales trasladables	4.430	80.077
	25.350.859	21.130.933
Menos – reserva de valuación	3.098.829	-
	22.252.030	21.130.933
Neto de impuesto diferido	46.270.145	54.549.608

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2006	2005
Comerciales	88.106.488	53.780.859
Partes relacionadas (Nota 17)	7.470.640	8.585.122
Otros	3.730.177	2.229.675
IVA de terceros retenido por pagar (Nota 11)	1.018.384	918.252
Gastos acumulados por pagar	6.106.817	7.284.469
	106.432.506	72.798.377

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2006 y 2005, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.477 millones y Bs. 1.505 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante, el licenciado deberá reconocer los gastos de tal auditoria.

Al 31 de diciembre de 2006, el 73% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2006	**2005**
Ventas de bienes	430.244.838	373.406.646
Ingresos por alquileres	2.303.109	845.910
Ingresos por servicios	1.105.983	807.724
	433.653.930	375.060.280

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores
(en miles de bolívares):

	2006	2005
Depreciación y amortización	20.559.433	22.299.074
Costo de inventario reconocido en resultados	256.034.115	169.488.295
Beneficios a empleados	63.754.311	42.954.679

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2006 y 2005, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.
A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2006 y 2005 (en miles de bolívares):

2006	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Estado de Resultados					
Ventas locales	211.418.577	196.832.169	3.147.919	-	411.398.665
Ventas de exportación	9.061.070	13.194.195	-	-	22.255.265
Ventas entre segmentos - local	-	-	10.796.623	(10.796.623)	-
Ventas entre segmentos - exportación	8.691.194	3.437.429	-	(12.128.623)	-
Total ingresos	229.170.841	213.463.793	13.944.542	(22.925.246)	433.653.930
Costos y gastos	216.445.800	189.510.810	13.204.139	(22.429.497)	396.731.252
Resultado de operación	12.725.041	23.952.983	740.403	(495.749)	36.922.678
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	503.194
Ingresos financieros	-	-	-	-	1.134.458
Gastos financieros y otros	-	-	-	-	(7.861.316)
Resultados antes de impuestos	-	-	-	-	30.699.014
Resultado después de impuestos	-	-	-	-	30.222.960
Depreciación	10.093.840	8.704.922	1.760.671	-	20.559.433
Inversiones de capital	908.412	1.965.915	-	-	2.865.327
Balance general					
Activo					
Activos por segmentos	263.619.916	297.682.031	52.078.290	(46.764.370)	566.615.867
Activos por segmentos corporativos	-	-	-	-	33.090.250
Participaciones en empresas asociadas	3.966.954	-	-	-	3.966.954
Activos corporativos no distribuidos	-	-	-	-	11.429.561
Activo total consolidado					615.102.632
Pasivo					
Pasivos por segmentos	76.544.982	42.440.980	14.270.301	(47.734.370)	85.521.893
Pasivos por segmentos corporativos	-	-	-	-	89.642.829
Pasivos corporativos no distribuidos	-	-	-	-	53.277.071
Pasivo total consolidado					228.441.793
2005					
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos exportación	40.707	5.327.337	-	(5.368.044)	-

2005	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos p/ segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Al 31 de diciembre de 2006 y 2005, los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 2.303 millones y de Bs. 846 millones, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2006 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2006	2005
Menos de un año	3.382.952	2.139.037
Hasta dos años	3.723.952	2.167.037
	7.106.904	4.306.074

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (Véase Nota 2).

La Compañía como arrendatario

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2006 y 2005, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2006	2005
Ventas de inventarios	8.664.749	9.332.460
Compras de inventarios	12.286.294	9.172.106
Compras de energía eléctrica	17.434.815	17.426.164
Servicios administrativos	41.925	25.340

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2006	2005
Cuentas por cobrar:		
MANPA Centroamérica, C.A. (negocio conjunto)	6.405.353	7.011.952
Simco Recycling, Inc. (negocio conjunto)	4.858.012	4.816.468
Corporación Industrial de Energía, C.A. S.A.C.A.	251.642	203.848
Agroindustrial Mandioca, C.A. (empresa asociada)	144.983	342.150
Turboven Maracay Company Inc. Sucursal *	33.576	31.117
Turbogeneradores Maracay, C.A. *	30.899	6.921
Agropecuaria Mandioca, C.A. (empresa asociada)	-	1.040
	11.724.465	12.413.496
Menos – provisión para cuentas de cobro dudoso	1.666.000	-
	10.058.465	12.413.496
Cuentas por pagar:		
Turbogeneradores Maracay, C.A. *	4.155.424	3.411.542
Simco Recycling, Inc. (negocio conjunto)	3.192.306	4.290.388
Turboven Maracay Company Inc. *	101.746	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	1.382	-
MANPA Centroamérica, C.A. (negocio conjunto)	-	763.250
	7.470.640	8.585.122

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Durante el año 2006, la Compañía decidió crear una provisión por Bs. 1.666 millones, correspondientes a las cuentas por cobrar de Simco Recycling, Inc. (Véase Nota 3). Al 31 de diciembre de 2005, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2006 y 2005, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la

sociedad, el 1% de la utilidad. El importe pagado en el año 2006 a la Junta Directiva por este concepto ascendió a Bs. 360,8 millones (Bs. 469,7 millones en el año 2005).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2006 y 2005 fue de Bs. 33.600 y Bs. 29.400 en el 2006, y Bs. 29.400 y Bs. 24.700 en el 2005, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2006 fue de Bs. 1.128,9 millones (Bs. 1.058,4 millones en el año 2005).

Retribuciones salàriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2006 por las 48 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs.7.620,2 millones (unos Bs. 5.349,7 millones en el año 2005 por 41 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2006 ascendió a Bs. 51,8 millones, aproximadamente (Bs. 42,3 millones en el año 2005).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2006	**2005**
Retribuciones a corto plazo a administradores	6.434.048	4.814.730
Prestaciones post empleo	1.186.216	534.970
Retribuciones a la Junta Directiva	1.489.843	1.528.183

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios; sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2006, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas

por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2006 y 2005 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2006 y 2005 representan aproximadamente el 8,5 % y 20% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las

instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2006 y 2005, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 (en miles de dólares estadounidenses):

	2006	2005
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	9.342	5.701
Inversiones disponibles para la venta	-	4.035
Cuentas por cobrar comerciales	1.629	1.325
Cuentas por cobrar a compañías relacionadas	4.555	5.600
Depósitos dados en garantía	1.206	3.500
Anticipos a proveedores y deudores diversos	109	1.388
	16.841	21.549
Pasivo:		
Cuentas por pagar comerciales	30.450	19.051
Cuentas por pagar a compañías relacionadas	1.485	2.350
Gastos acumulados por pagar y otras	450	1.043
	32.385	22.444

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su

propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas. Durante el año 2006, la fianza y la garantía hipotecaria quedaron totalmente liberadas.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2006, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 67 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Régimen de Admisión Temporal

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías al Territorio Aduanero Nacional, con suspensión del pago de los impuestos de importación y otros recargos o impuestos adicionales que le fueren aplicables, con una finalidad determinada, a condición de que sean reexpedidas luego de su utilización, sin haber experimentado modificación alguna. Al 31 de diciembre de 2006, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 184 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones

bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2006, las cartas de crédito abiertas por estos conceptos alcanzan US$ 24,10 millones. (Bs. 51.815 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.590 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2006 y 2005, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) Nº 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	1	444.876.361
Repuestos	6.587.480	(6.587.480)	1	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	2	1.847.041
Otros activos	1.390.042	(1.390.042)	3	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	4	-
Gastos pagados por anticipado	885.614	(187.269)	9	698.345
Inventarios	42.434.480	(9.663.397)	1	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	5	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	5	79.397.112
Inversiones disponibles para la venta	-	899.770	6	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	6	22.499.405

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023
INTERESES MINORITARIOS	1.712.875	(1.712.875)	**7**	-
Otros pasivos y créditos diferidos	416.821	(416.821)	**10**	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	**9**	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	**8**	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	**7**	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	**9**	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	**9**	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	**8**	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	**9**	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.

2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).

3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.

4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Ingresos por ventas y otros	417.151.665	(33.998.733)	**1**	383.152.932
Costo de ventas	290.986.976	(20.131.150)	**2**	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	**1**	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	**6**	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	**6**	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	**3**	(369.267)
Costos financieros	(3.235.011)	221.768	**7**	(3.013.243)
Ingresos financieros	466.638	(21.314)	**7**	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	**7**	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	**4**	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	**7**	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	**7**	(417.348)
Comisiones ADR	-	(646.810)	**7**	(646.810)

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.
3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.

- Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	**31 diciembre de 2004**
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023

3.3. Comisión Nacional de Valores Resolución No. 016-86 del 27 de Enero de 1987.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) **Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.006 y 2.005 y los estados financieros interinos para el periodo finalizado el 31 de Marzo de 2007.**

(En miles de US$)

	31-03-2007	2006	2005
Activo:			
Efectivo e inversiones temporales	8.865	9.342	5.701
Inversiones disponibles para la venta	-	-	4.035
Cuentas por cobrar comerciales	76	1.629	1.325
Cuentas por cobrar a compañías relacionadas	3.406	4.555	5.600
Depósitos dados en garantía	963	1.206	3.500
Anticipos a proveedores y deudores diversos	400	109	1.388
	13.710	16.841	21.549
Pasivo:			
Documentos por pagar	-	-	-
Cuentas por pagar comerciales	25.332	30.450	19.051
Cuentas por pagar a compañías relacionadas	1.458	1.485	2.350
Gastos acumulados por pagar y otras	486	450	1.043
	27.276	32.385	22.444

b) **Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.**

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.005: Bs. 2.150,00 * US$
Al cierre del 31 de Diciembre de 2.006: Bs. 2.150,00 * US$
Al cierre del 31 de Marzo de 2.007: Bs. 2.150,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarias.

Para el período comprendido entre el 01-01-07 hasta el 31-03-07 y para los años 2.006 y 2.005 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

31 de Marzo 2007	31 de Diciembre 2006	31 de Diciembre 2005
Utilidad Cambiaria	Pérdida Cambiaria	Pérdida Cambiaria
(4.670)	(61.402)	3.565.400

Saldos expresados en bolívares constantes del 31 de Marzo de 2007

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 31 de Marzo de 2007 y al 31 de diciembre de 2006 y 2005 no existen cargos.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

Para el período comprendido entre 01/01/07 y el 31/03/07 y para los años 2006 y 2005 el cargo por concepto de gasto por depreciación de los activos fijos expresados miles de bolívares son los siguientes:

31 de Marzo 2.007	31 de Diciembre 2.006	31 de Diciembre 2.005
4.352.796	20.559.433	22.299.074

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.4 Relaciones Financieras (Reexpresado en moneda Constante)

INDICADOR	Cierre al 31-03-07	Cierre al 31-12-06	Cierre al 31-12-05
AC / PC	1,23	1,11	1,34
Efect. / PC	0,19	0,13	0,12
PC / Pat.	0,39	0,46	0,32
PT / Pat	0,51	0,59	0,46

Leyenda:

AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

3.5. Dictámenes de las Sociedades Calificadoras de Riesgo.

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35
jlovera@manpa.com.ve

- LETICIA LEVEL Telf.: 901.22.45
llevel@manpa.com.ve

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA **C.I. No. 5.534.882**
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL **C.I. No. 6.401.404**
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

MANPA

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
-2007-
Monto Máximo Autorizado: Bs. 20.000.000.000,00

Coordinador:

MANPA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

[Letterhead of MANPA]

Caracas, June 26, 2007.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, MARRIED, OF LEGAL AGE, DOMICILED IN CARACAS, A BUSINESS ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF MAY

25, 2007 DO HEREBY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL REGISTRY OF SECURITIES OF THE AGREEMENT BY THE SHAREHOLDER'S MEETING HELD ON MAY 25, 2007 AGREEING TO ISSUE COMMERCIAL PAPERS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. UP TO AN AMOUNT OF TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00) PURSUANT TO THAT APPROVED BY THE SHAREHOLDERS' MEETING AS OF APRIL 27, 2007 AUTHORIZING THE COMPANY BOARD OF DIRECTORS TO ISSUE COMMERCIAL PAPERS UP TO AN AMOUNT OF TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.00).

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

- ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING AN ISSUE.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF UNSECURED BONDS, AND REPRESENTATION OF THE PERSON WHO

SUBSCRIBE THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUE.

- A COPY CERTIFIED BY THE BOARD OF DIRECTORS APPOINTING VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AS COMMON REPRESENTATIVE OF ISSUE OF COMMERCIAL PAPERS.
- A COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED APRIL 27, 2007.
- SOLE SECURITIES MODEL.
- NEWSPAPER NOTIFICATION MODEL.
- . MODEL OF CUSTODY CERTIFICATE.
- MODEL OF PLACEMENT AGENT CONTRACT
- MODEL OF CUSTODY AGENT CONTRACT.
- MODEL OF CUSTODY AGENT CONTRACT.
- LETTER ISSUED BY VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUE 2007-I CERTIFYING THAT THERE IS NO CONFLICT OF INTEREST BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.
- LETTER ISSUED BY THE LEGAL ADVISOR OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THE COMPANY HAS NO LITIGATION OR CLAIMS PENDING THAT MAY AFFECT ITS FINANCIAL STANDING.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.
- IDENTIFICATION SHEET.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

JUAN ANTONIO LOVERA (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.

lovera@manpa.com.ve

Phone 0212-9012335 Fax 0212-9012317---

Translator's Note:

At the upper right margin of the first folio originally written in Spanish there are two-500 and one-1000 bolivar fiscal stamps. By these fiscal stamps there is a wet seal there is a wet seal that reads as follows: "National Securities and Exchange Commission 2007 June 29 AM 10:46. FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 17th, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

COMISION NACIONAL DE VALORES
2007 JUN 29 AM 10:05
ARCHIVO
RECIBIDO

REPUBLICA BOLIVARIANA DE VENEZUELA 500 Quinientos Bolívares SENIAT F-02 11412602

REPUBLICA BOLIVARIANA DE VENEZUELA 500 Quinientos Bolívares SENIAT F-02 11412603

Nombre del solicitante: Manufacturas de Papel C.A.
Número de identificación: J-0002353-09
Fecha:
Concepto:

CARACAS, 26 DE JUNIO DE 2.007

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 25 DE MAYO DE 2007. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo).

ASIMISMO SOLICITO LA INSCRIPCIÓN EN EL REGISTRO NACIONAL DE VALORES DE LA AUTORIZACIÓN PARA EMITIR PAPELES COMERCIALES DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, APROBADA EN JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DE FECHA 25 DE MAYO DE 2007 HASTA POR UN MONTO DE VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,oo) DE CONFORMIDAD CON LO APROBADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 27 DE ABRIL DE 2007 EN DONDE SE AUTORIZO A LA JUNTA DIRECTIVA DE LA SOCIEDAD PARA EMITIR PAPELES COMERCIALES HASTA POR LA CANTIDAD DE VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00).

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023630-9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

EL SUSCRITO DECLARA QUE:

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA PREPARACION DE DICHOS RECAUDOS.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.

- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE PAPELES COMERCIALES, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA DONDE SE DESIGNA VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL COMO REPRESENTANTE COMUN DE LA EMSION DE PAPELES COMERCIALES .

- COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 27 DE ABRIL DE 2007.

- MODELO DEL TITULO UNICO.

- MODELO DEL AVISO DE PRENSA.

- MODELO DEL CERTIFICADO DE CUSTODIA.

- MODELO DE CONTRATO DE AGENTE DE COLOCACION.

- MODELO DE CONTRATO DE AGENTE CUSTODIO.

- MODELO DE CONTRATO DE REPRESENTANTE COMUN.

- CARTA EMITIDA POR EL VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL, ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.007-I Y DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.

COMISION NACIONAL DE VALORES
2007 JUN 29 AM 10: 4
ARCHIVO
RECIBIDO

- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.
- CARTA EMITIDA POR EL ASESOR LEGAL DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFICANDO QUE LA EMPRESA A LA FECHA NO TIENE LITIGIOS O RECLAMACIONES PENDIENTES QUE PUDIERAN AFECTAR SU SITUACION FINANCIERA.
- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.
- HOJA DE IDENTIFICACION

DIRECCIÓN DE NOTIFICACIÓN:

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
AVENIDA FRANCISCO DE MIRANDA CON AVENIDA EL PARQUE, URBANIZACIÓN EL BOSQUE, TORRE COUNTRY CLUB, PISO 11 MUNICIPIO CHACAO, CARACAS.

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P CORPORATIVO DE FINANZAS
jlovera@manpa.com.ve
Telefóno: 0212.901.23.35 fax:0212.901.23.17

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque. Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 JUN 29 AM 10:47
ARCHIVO
RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Ordinaria de Accionistas celebrada el 27 de Abril de 2.007 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 25 de Mayo de 2.007, por el presente documento solicito la aprobación del **VENEZOLANO DE CREDITO, S. A. Banco Universal** como Representante Común de los Tenedores de Papeles Comerciales de la emisión 2.007-I, por **VEINTE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 20.000.000.000,00)**, aprobado en la Asamblea antes mencionada. Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **VENEZOLANO DE CREDITO, S. A. Banco Universal.** Asimismo, dejo constancia de que las relaciones existentes entre mi representada y esta institución financiera no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los Veintiséis (26) días del mes de Junio de Dos Mil Seis (2007).

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas
jlovera@manpa.com.ve
Teléfonos:901.23.35 Fax: 901.23.17

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12.
Municipio Chacao - Caracas
RIF: J- 00023530-9
NIT: 0007484878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2007 JUN 29 AM 10: 47
ARCHIVO
RECIBIDO

Caracas, 26 de Junio de 2007

Señores:
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Por medio del presente hago constar que **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, a la fecha no tiene litigios o reclamaciones civiles, mercantiles, fiscales o laborales pendientes, que pudieran afectar significativamente, directa o indirectamente, su situación financiera y/o patrimonial.

Constancia que emito a solicitud de la Comisión Nacional de Valores.

Atentamente,

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.
Dirección de Asesoría Legal

Nelly González
Abogado

INFORMACIÓN ADICIONAL NO REQUERIDA EN EL PROSPECTO.

1- **(20%) por ciento del total de las compras o ventas netas, respectivamente, de la sociedad emisora e indique razón social.**

Ningún proveedor ni cliente representa mas del veinte (20%) por ciento del total de las compras o ventas netas de la empresa.

2- **Mencione los litigios o reclamaciones civiles, mercantiles, fiscales o laborales pendientes para la sociedad, y que afecten o pudieren afectar materialmente la situación financiera de la misma.**

AREA ADMINISTRATIVO-TRIBUTARIA:

- Cursa Recurso de Reconsideración interpuesto en fecha 20 de enero de 2000, contra Resolución N° 1406/99 del 22 de diciembre de 1999, mediante la cual se formula un reparo por concepto de Patente (Impuesto) de Industria y Comercio del Municipio Girardot del Estado Aragua, por un monto de **DOSCIENTOS DOCE MILLONES DOSCIENTOS OCHENTA Y SIETE MIL TRESCIENTOS TREINTA Y CUATRO BOLIVARES SIN CENTIMOS (Bs. 212.287.334,00). El caso se encuentra en espera de decisión.** Las probabilidades de éxito de este caso son altas.

- Cursa Recurso Jerárquico interpuesto en fecha 7 de julio de 2003, contra la Resolución No. 11-10-01-3-02-000628, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 3 de abril de 2002 y notificada el 13 de junio de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), por un monto de **VEINTIDOS MILLONES DOSCIENTOS CUARENTA Y DOS MIL CIENTO QUINCE BOLIVARES CON VEINTICUATRO CENTIMOS (Bs. 22.242.115,24).** Actualmente, el caso se encuentra en espera de decisión. **Las probabilidades de éxito en este caso son altas.**

- Cursa Recurso Jerárquico interpuesto en fecha 7 de julio de 2003, contra la Resolución No. 11-10-01-3-02-000852, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 25 de abril de 2002 y notificada el 13 de junio de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), para el mes de marzo de 2002, por un monto de **TRECE MILLONES DOSCIENTOS CUARENTA MIL OCHOCIENTOS OCHENTA Y SEIS BOLIVARES SIN CENTIMOS (Bs. 13.240.886,00). Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa Recurso Jerárquico interpuesto en fecha 4 de junio de 2003, contra la Resolución No. 11-10-3-02-000461, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 6 de marzo de 2002 y notificada el 28 de mayo de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), para el mes de enero de 2002, por

un monto de **TREINTA Y CINCO MILLONES QUINIENTOS CINCUENTA Y SIETE MIL CIENTO SESENTA Y UN BOLIVARES CON CINCUENTA Y CUATRO CENTIMOS (Bs. 35.557.161,54).** **Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa escrito presentado en fecha 30 de enero de 2003, mediante el cual se ratifica el contenido del escrito presentado en fecha 13 de septiembre de 2002, ante la División de Tramitaciones de la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de a Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), mediante el cual notificó la compensación de créditos tributarios originados por excedentes de impuesto pagado en ejercicios anteriores y por declaración estimada el Impuesto a los Activos Empresariales del año 1999, solicitando en consecuencia la anulación de la Planilla Nro 01-10-01-5-03-000805, notificada en fecha 2 de septiembre de 2002, con el Nro. 0009115008437-2, por un monto de **OCHOCIENTOS SESENTA Y DOS MILLONES NOVENTA Y SIETE MIL SETECIENTOS OCHENTA Y TRES BOLIVARES CON DOCE CENTIMOS (Bs. 862.097.783,12).** **Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa escrito por ante la Gerencia Regional de Tributos Internos de Contribuyentes Especiales de la Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), mediante el cual se reitera la solicitud de procesamiento de la Declaración Sustitutita del Impuesto al Valor Agregado, correspondiente al período fiscal "julio 2000" y de corrección de la liquidación de intereses moratorios referida al período fiscal "agosto de 2000", por un monto total de **UN MIL DOSCIENTOS OCHENTA Y SEIS MILLONES OCHOCIENTOS ONCE MIL TREINTA Y OCHO BOLIVARES CON CUARENTA Y UN CENTIMOS (Bs. 1.286.811.038,41).** **Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa escrito de Descargos contra Acta de Fiscalización Nº GCE-DF-0313/96-14 de fecha 30 de abril de 1997, en materia de Impuesto al Consumo Suntuario y Ventas al Mayor. En fecha 11 de junio de 1998, la compañía fue notificada de la Resolución Culminatoria de Sumario Nº GCE-SA-R-98-148, contra la cual se interpuso formal Recurso Jerárquico el día 16 de julio de 1998, **el cual se encuentra pendiente de decisión**. La contingencia total es de **Bs. 401.719.883,00.**

- Cursa Recurso Jerárquico Interpuesto interpuesto en fecha 01 de julio 1998 en contra de las Resoluciones Nº GRTI-RCE-OCE-MCY-M-002080, GRTI-RCE-OCE-MCY-M-002081 y GRTI-RCE-OCE-MCY-IM-001-012, notificadas las dos primeras en fecha 16 de junio de 1998 y la última el 18 de junio de 1998, referidas al impuesto al consumo suntuario y a las ventas al mayor. La contingencia fiscal es de **Bs. 96.4998.996,43 (Impuesto), Bs. 9.649.899,64 (multa) y Bs. 35.060.328,04 (intereses).** **Actualmente se encuentra pendiente de decisión.**

- Cursa Recurso Jerárquico interpuesto en fecha 11 de octubre de 1994 en contra de la Resolución Nº GCE-SA-R-96-228, referidas al Impuesto al Consumo Suntuario y Ventas al Mayor. La contingencia es de **Bs. 9.239.437,60**

- Cursa Recurso Jerárquico interpuesto en fecha 20 de septiembre de 1994 en contra de la Resolución de Sumario Administrativo N° GRTI-RCE-DSA-540-500 0003 y Resolución de Multa N° GRTI-RCE-DSA-540 0004 de fechas 15 de enero de 1998 referidas al impuesto al consumo suntuario y a las ventas al mayor. La contingencia es de **Bs. 51.052.509,00 (impuesto), Bs. 56.224.339,00 (multa) y Bs. 44.528.761,00 (intereses). Actualmente se encuentra pendiente de decisión.**

-

AREA ADMINISTRATIVO – ECONÓMICA

- **EXP- 0808** Apertura de procedimiento administrativo el 26 de agosto de 2003 a la empresa Corporación Industrial ALPES, S.A. referente a la supuesta falta de pago de $5.321.716,20 correspondiente al 90% del valor FOB de las exportaciones amparadas en las declaraciones de aduanas que allí se indican, mediante el Auto de Apertura N° 0808 de fecha 26 de agosto de 2003. El 19 de noviembre se presentaron los escritos de alegatos. **Actualmente, el caso se encuentra en espera de decisión.**

- **EXP- 1835** Requerimiento de información a la empresa Fábrica de Papel Maracay mediante auto de notificación N°FGIF-EXP 1042 emitido el 4 de marzo de 2004 y fue notificado ala empresa el 16 de mazo de este mismo año. El 30 de marzo de 2004 se presentó el Escrito de alegatos y el 13 de abril se presentó un escrito por el cual se contesta el oficio emitido por ese Ministerio en fecha 22 de marzo de 2004. **Actualmente, el caso se encuentra en espera de designación de funcionario y de la decisión.**

- **EXP- 227** Requerimiento de información a la empresa Aserradero Venwood, C.A. mediante el auto de notificación N° FGIF-EXP 1026 emitido el 4 de marzo de 2004 y notificado a la empresa el 16 de marzo. El 30 de marzo se consignó el Escrito de alegatos y el 5 de julio fue designado el funcionario sustanciador Iván Vargas. **Actualmente, llegada la información solicitada al Banco Mercantil, el funcionario indicó que falta consignar la información correspondiente a las planillas 290124, 307514, 77073.**

- **EXP. I-2273**. Requerimiento de información a la empresa Manufacturas de Papel (MANPA), C.A. mediante auto de notificación N° FGI-IMP-2343 emitido el 14 de mayo de 2004 y notificado a la empresa el 18 de mayo. El 18 de junio de 2004 se consignó un escrito de descargos correspondiente a este requerimiento y al requerimiento del auto FGIF-IMP-2334. **Actualmente, el caso se encuentra en espera de designación de funcionario y de la decisión.**

- **EXP- I-320** Requerimiento de información a la empresa C.A. Fábrica de Papel Maracay, mediante el Auto de notificación de N° FGI-IMP-2094 emitido el 30 e abril de 2004 y notificada a la empresa el 11 de mayo. El 18 de junio de 2001 se consignó escrito de descargo en el Ministerio. **Actualmente el caso se encuentra pendiente de la designación de funcionario y en espera de la decisión.**

  En este mismo expediente se encuentra el requerimiento de información a esta misma empresa C.A. Fábrica de Papel Maracay, mediante el Auto de

notificación N° FGIF-IMP-1415 de fecha 22 de marzo de 2004, y fue notificado a la empresa el 31 de marzo de 2004. El 13 de abril de este mismo año se consignó escrito de descargos ante el Ministerio de Finanzas. **Actualmente el caso se encuentra en espera de designación de funcionario y en espera de la decisión.**

- **EXP. FGIF-IMP-4436** Requerimiento de información a la empresa Fábrica de Papel Maracay mediante auto de notificación N° FGIF-IMP-4436 emitido el 19 de junio de 2004 y notificado a la empresa el 12 de agosto. El 27 de agosto de presentó Escrito de alegatos, el 10 de septiembre se acordó la prórroga solicitada por un espacio de 30 días hábiles; dicho lapso vencía el 27 de octubre fecha en la fueron presentados escritos de descargo y documentación. **Actualmente el caso se encuentra e espera de la designación de un funcionario sustanciador y en espera de la decisión.**

VIA JUDICIAL
JURISDICCIÓN CONTENCIOSO-TRIBUTARIA

- TRIBUNAL SUPERIOR SEGUNDO DE LO CONTENCIOSO TRIBUTARIO

(Exp. 1420) Cursa Recurso Contencioso Tributario interpuesto en fecha 4 de febrero de 2000, en contra de la Resolución GCE-SA-R-99-159, emanada del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 5 de mayo de 1999, por un monto de **CINCUENTA Y UN MILLONES SEISCIENTOS QUINCE MIL DIECINUEVE BOLIVARES SIN CENTIMOS (Bs. 51.615.019,00)**, por concepto de omisión de pago de Timbre Fiscal. **Actualmente el caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- TRIBUNAL SUPERIOR TERCERO DE LO CONTENCIOSO TRIBUTARIO

(EXP. AP41-U-2005-0579) Cursa Recurso Contencioso Tributario presentado en fecha 26 de mayo de 2005, contra la Resolución Culminatoria de Sumario Administrativo Nro. RL/2005-04-116, dictada por la Dirección de Hacienda Municipal de la Alcaldía del Municipio Valencia del Estado Carabobo en fecha 4 de abril de 2005 y notificada el 22 de abril de 2005, mediante la cual se formula reparo en materia de Patente (Impuesto) de Industria y Comercio para los ejercicios económicos comprendidos entre el 1° de enero de 2000 y el 31 de diciembre de 2002 y se imponen multa y recargo para un total de **CIENTO TREINTA Y SIETE MILLONES SETECIENTOS DIEZ MIL TRESCIENTOS TREINTA Y NUEVE BOLIVARES CON OCHENTA Y SIETE CÉNTIMOS (Bs. 137.710.339,87)**. **La causa se encuentra actualmente en evacuación de pruebas**. Las probabilidades de éxito en este caso son altas.

(Exp. 1769) Cursa Recurso Contencioso Tributario presentado en fecha 24 de octubre de 2001, contra el acto tácito denegatorio producto del silencio administrativo por la no decisión del Recurso Jerárquico de fecha 18 de mayo de 2001, contra el acto tácito denegatorio producto del silencio administrativo del Recurso de Reconsideración de fecha 24 de abril de 2001, contra la Resolución N° RL/2001-03-053 de fecha 22/03/01 y notificada en fecha 3/04/01, emanada de la Dirección de Hacienda de la Alcaldía del Municipio Valencia del Estado Carabobo,

por concepto de Patente (Impuesto) de Industria y Comercio, recargos y multas correspondientes a los ejercicios fiscales comprendidos entre 1996 y 1999, ambos inclusive, por un monto de **NOVENTA Y SEIS MILLONES OCHOCIENTOS NOVENTA Y TRES MIL CATORCE BOLIVARES SIN CENTIMOS (Bs. 96.893.014,00).** La causa se encuentra en espera de sentencia. Las probabilidades de éxito de este caso son altas.

(Exp. 1934) Cursa Recurso Contencioso Tributario presentado en fecha 8 de julio de 2002, contra la Resolución N° 0084 de fecha 15 de mayo de 2002, emanada de la Dirección de Hacienda de la Alcaldía del Municipio Girardot del Estado Aragua, por concepto de Patente (Impuesto) de Industria y Comercio, recargos y multas correspondientes a los ejercicios fiscales comprendidos entre 1997 y 2000, ambos inclusive, por un monto de **CUATROCIENTOS TREINTA Y CUATRO MILLONES SETECIENTOS TREISNTA Y NUEVE MIL OCHOCIENTOS DIECESÉIS BOLIVARES SIN CENTIMOS (Bs. 434.739.816,00).** La causa se encuentra en espera de sentencia. Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR QUINTO DE LO CONTENCIOSO TRIBUTARIO**

(Exp. 2144) (Transporte Alpes, C.A.) Cursa Recurso Contencioso Tributario presentado en fecha 17 de junio de 2003 contra la Resolución Culminatoria del Sumario Administrativo No. 1988, emitida por el Instituto Nacional de Cooperación Educativa (INCE) en fecha 21 de abril de 2003, por concepto de contribuciones especiales para los períodos impositivos comprendidos entre el primer trimestre de 1998 y el cuarto trimestre de 2001 por un monto de **DOCE MILLONES NOVECIENTOS NOVENTA Y DOS MIL TREINTA Y CUATRO BOLIVARES SIN CÉNTIMOS (Bs.12.992.034,00). Actualmente, la causa se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

(Exp. 1798) (Aserradero Venwood, C.A.) Cursa Recurso Contencioso Tributario presentado en fecha 21 de noviembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo N° GRTI-RC-DSA-2001-000274, emitida por la Gerencia Regional de Tributos Internos de la Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de abril de 2001, por concepto de Impuesto al Consumo Suntuario y Ventas al Mayor, correspondiente a los períodos impositivos comprendidos dentro de los años civiles 1996 y 1997 (ambos inclusive), por un monto de **CIENTO TREINTA MILLONES DOSCIENTOS CUARENTA Y OCHO MIL CUATROCIENTOS NOVENTA Y OCHO BOLIVARES CON TREINTA Y OCHO CÉNTIMOS (Bs. 130.248.498,38). El caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR SEXTO DE LO CONTENCIOSO TRIBUTARIO**

(Exp. 2203) Cursa Recurso Contencioso Tributario presentado en fecha 17 de junio de 2003 contra la Resolución N° 1237, emitida por el Instituto Nacional de Cooperación Educativa (INCE) en fecha 5 de mayo de 2002, por un monto de **OCHOCIENTOS VEINTINUEVE MILLONES NOVECIENTOS SETENTA Y CUATRO MIL DOSCIENTOS CUARENTA Y SIETE BOLIVARES SIN CENTIMOS (Bs. 829.974.247,00). El caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **<u>TRIBUNAL SUPERIOR SEPTIMO DE LO CONTENCIOSO TRIBUTARIO</u>**

  (EXP. AP41-U-2005-885) Cursa Recurso Contencioso Tributario contra la Resolución Culminatoria de Sumario Administrativo Nro. 000401, dictada por la Dirección de Rentas Municipales de la Alcaldía del Municipio Sucre del Estado Miranda en fecha 5 de septiembre de 2005 y notificada en esa misma fecha, mediante la cual se formula reparo en materia de Impuesto sobre Actividades Económicas (antes Patente – Impuesto -de Industria y Comercio) para los ejercicios económicos comprendidos entre el 1° de octubre de 2000 y el 30 de septiembre de 2003, por un monto de **CIENTO NOVENTA MILLONES CUATROCIENTOS SESENTA Y NUEVE MIL SETECIENTOS VEINTE BOLIVARES SIN CÉNTIMOS (Bs. 190.469.720,00)**. **<u>El caso se encuentra en etapa de notificaciones</u>**. Las probabilidades de éxito en este caso son altas.

- **<u>TRIBUNAL SUPERIOR OCTAVO DE LO CONTENCIOSO TRIBUTARIO</u>**

  (Exp. 1653) Cursa Recurso Contencioso Tributario presentado en fecha 7 de septiembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo N° GRTI-RCE-SM-ASA-01-000021, emitida por la Gerencia Regional de Tributos Internos de la Región Central del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de julio de 2001, por concepto de Impuesto Sobre al Renta, correspondientes a los ejercicios fiscales comprendidos entre 01/01/96 al 31/12/96 y el 01/01/97 al 31/12/97, por un monto de **CUATROCIENTOS OCHENTA Y NUEVE MILLONES NOVECIENTOS CINCO MIL CUATROCIENTOS CINCUENTA Y UN BOLIVARES SIN CÉNTIMOS (Bs. 489.905.451,00)**. **<u>El caso se encuentra en espera de sentencia.</u>** Las probabilidades de éxito de este caso son altas.

  (Exp. 1311) Cursa Recurso Contencioso Tributario interpuesto en fecha 10 de diciembre de 1999, en contra de la Resolución GRTI-RCE-SM-ASA-99-00007 emanada del Servicio Nacional Integrado de Administración Tributaria (SENIAT) en fecha 5 de mayo de 1999, por un monto de **ONCE MILLONES SETECIENTOS OCHENTA Y SIETE MIL SEISCIENTOS VEINTICUATRO BOLIVARES SIN CENTIMOS (Bs. 11.787.624,00)** por concepto de Impuesto a los Activos Empresariales Multa e Intereses Moratorios. **<u>La causa se encuentra en espera de sentencia.</u>** Las probabilidades de éxito de este caso son altas.

- **<u>TRIBUNAL SUPERIOR NOVENO DE LO CONTENCIOSO TRIBUTARIO</u>**

  (Exp. 1451) Cursa Recurso Contencioso Tributario interpuesto en fecha 22 de junio de 2000, en contra de la Resolución N° GRTI-RCE-SM-ASA-99-000036 emanada del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 29 de noviembre de 1999, por un monto de **CUATROCIENTOS VEINTITRES MILLONES SEISCIENTOS VEINTE MIL SEISCIENTOS DOS BOLIVARES SIN CENTIMOS (Bs. 423.620.602,00)**, por concepto de Impuesto sobre la Renta e Impuesto sobre los Activos Empresariales. **<u>Actualmente la causa se encuentra en espera de sentencia.</u>** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR SEGUNDO DE LO CONTENCIOSO TRIBUTARIO**

(Nº 809) Cursa Recurso Contencioso Tributario interpuesto en fecha 11 de octubre de 1994, en contra de la Resolución Nº HJI-100-004403 de fecha 21 de septiembre de 1994. En fecha 23 de septiembre de 1996 la empresa se acogió al beneficio contemplado en la Ley de Remisión Tributaria. Según dictamen Nº 04-00-01-46 se declaró procedente la remisión y se encuentra en espera del finiquito correspondiente. La contingencia es de Bs. 1.645.923,71.

- **TRIBUNAL SUPERIOR SEXTO DE LO CONTENCIOSO TRIBUTARIO**

(Nº 862) Cursa Recurso Contencioso Tributario interpuesto en fecha 20 de Septiembre de 1994, en contra de la Resolución Nº HJI-100-00386 de fecha 06 de mayo de 1994. **Se encuentra en espera de sentencia**. La contingencia es de Bs. **47.838.395,64.**

- **TRIBUNAL SUPERIOR TERCERO DE LO CONTENCIOSO TRIBUTARIO**

Cursan dos Recursos Contencioso Tributario interpuestos en fechas 13 de diciembre de 1990 y 26 de septiembre de 1991 en contra de las Resoluciones Nº HRCE-540-00099 Y HRCE-540-000-280 acumulados en un mismo expediente, por Bs. 18.967.498,29 y Bs. 2.812.560,10. En fecha 23 de septiembre de 1996 se acogió al beneficio de remisión tributaria y se encuentra en espera del finiquito.

JURISDICCIÓN CONTENCIOSO-ADMINISTRATIVA

- **TRIBUNAL SUPREMO DE JUSTICIA (SALA POLÍTICO ADMINISTRATIVA)**

Cursa Recurso Contencioso Administrativo de Anulación contra el acto administrativo contenido en la Resolución N° 00007 de fecha 4 de mayo de 1998, emanada del Director General del Ministerio de Hacienda, mediante la cual se declaró inadmisible el Recurso Jerárquico interpuesto en fecha 15 de septiembre de 1997 contra el acto que ordena reintegro de divisas al Banco Central de Venezuela por un monto total de **QUINIENTOS SESENTA Y SIETE MIL CIENTO DIECINUEVE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CUARENTA Y TRES CENTAVOS ($567,119.43). Actualmente el caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPREMO DE JUSTICIA**

Cursa Recurso Contencioso Tributario interpuesto en fecha 11 de noviembre de 1993 en contra de la Resolución Nº HJI-100-00404 del 21 de septiembre de 1993, decidido parcialmente a favor de la empresa por el Tribunal Superior de lo Contencioso Tributario. Actualmente se encuentra en el Tribunal Supremo de Justicia y le empresa se acogió al beneficio de remisión tributaria y está en espera de finiquito.

AREA LABORAL

- **JUZGADO SEGUNDO DEL TRABAJO DEL ESTADO ARAGUA**

  Exp. 3416-2°T. Demanda por diferencia de prestaciones e indemnizaciones sociales. Monto de la demanda indexado **VEINTICUATRO MILLONES CIENTO VEINTIOCHO MIL TRESCIENTOS SEIS BOLIVARES CON OCHENTA Y TRES CENTIMOS (BS. 24.128.306,83)** El tribunal de 1° Instancia declaró parcialmente con lugar la demanda, la cual fue apelada. El Juzgado Superior el02 de junio de 2005 declaró con lugar la perención de la instancia. Actualmente se encuentra en etapa de ejecución de sentencia.

- **JUZGADO DE PRIMERA INSTANCIA DEL TRABAJO DEL ESTADO ARAGUA**

  Exp. 7234. Demanda por indemnización por incapacidad derivada de enfermedad profesional. Monto de la demanda indexado TRESCIENTOS OCHENTA Y NUEVE MILLONES NOVECIENTOS DOCE MIL NOVECIENTOS NOVENTA Y NUEVE CON CINCUENTA Y CINCO CENTIMOS (BS. 389.912.999,50). El Juzgado Primero de Juicio dictó sentencia declarando parcialmente con lugar la demanda y se acordó la notificación de las partes.

- **JUZGADO DE PRIMERA INSTANCIA DEL TRABAJO DEL ESTADO ARAGUA**

  Exp. 10992. Demanda por diferencia de prestaciones e indemnizaciones sociales. Monto de la demanda indexado OCHENTA Y OCHO MILLONES SEISCIENTOS DOS MIL TRESCIENTOS TRES BOLIVARES CON OCHO CENTIMOS (BS. 88.602.303,08). Se anunció Recurso de Casación en contra de la Sentencia dictada por el Juzgado Superior del Trabajo que confirmó la sentencia con lugar dictada en 1° instancia. El Recurso de Casación fue declarado con lugar ordenándose la corrección de la sentencia. El Juzgado Superior del Trabajo dejó vigente la sentencia de 1° Instancia y hasta la fecha no ha sido solicitada su ejecución por los demandantes.

- **JUZGADO 2° DE JUICIO DEL ESTADO ARAGUA**

  Exp. 8425. Demanda por diferencia de prestaciones sociales. Monto de la demanda indexado NOVENTA Y OCHO MILLONES OCHOCIENTOS TRECE MIL SETECIENTOS DOCE BOLIVARES CON VEINTISIETE CENTIMOS (BS. 98.813.712,27). Se dictó sentencia que declaró con lugar la demanda, más la indexación y costas judiciales. Se apeló de la decisión y el Tribunal Superior del Trabajo dictó sentencia d eclarando parcialmente con lugar la apelación y condenó al pago de Bs. 30.502.476,43 más la indexación. El demandante formalizó recurso de casación el cual fue declarado sin lugar y condenó al trabajador al pago de las costas procésales. Actualmente se encuentra en ejecución de sentencia.

- **JUZGADO 8º DE SUSTANCIACION, MEDIACIÓN Y EJECUCIÓN DEL TRABAJO DEL ESTADO CARABOBO**
  Exp. AP02-L-2004-000913. Demanda por enfermedad profesional. Monto de la demanda Bs. 59.812.295,00. Se presentó el escrito de contestación a la demanda y la audiencia de juicio ha sido diferida en cuatro oportunidades.

COMISION NACIONAL DE VALORES
HOJA DE IDENTIFICACIÓN

Nombre de la Entidad Emisora: Manufacturas de Papel, C. A. (MANPA) S. A. C. A.

Datos de Registro: Inscrita en el Registro de Comercio de la Circunscripción Judicial del Distrito Capital y Estado Miranda el 31 de Marzo de 1950, bajo el No. 379,Tomo 1-B, Expediente 3251.

R.I.F. No.: J-0002353-09

Dirección y Teléfonos de Oficina Principal: Avenida Francisco de Miranda con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 12, Municipio Chacao – Caracas.
Teléfono: 901 23 35 y Fax: 901 23 17.

Representante: Juan Antonio Lovera, VP Corporativo de Finanzas. Avenida Francisco de Miranda con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 12, Municipio Chacao – Caracas.
Teléfono: 901 23 35 y Fax: 901 23 17.

DESCRIPCIÓN DE LA EMISIÓN

Tipo de Título: Papeles Comerciales al Portador

Valor Nominal: NA

Cantidad de Títulos: Macrotítulo

Precio Estimado de Oferta, por Títulos: NA

Monto Total de la Emisión: Bs. 20.000.000.000,OO

Convertibilidad: NA

Vencimiento: NA

Otras Características: NA

NO ESCRIBA EN ESTE ESPACIO

Fecha de Recepción:

Observaciones:

No. De Registro:

Fecha de Registro:

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Citizen

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I, Juan Antonio Lovera, in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of the Special Shareholder's Meeting held on April 27, 2007 and dully empowered for this act by the Board of Directors in its meeting dated May 25, 2007 do hereby request the National Securities and Exchange Commission to approve VENEZOLANO DE CREDITO, S.A. Banco Universal, as common representative of bondholders of issue of Commercial Papers 2007-I amounting to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.oo), approved in the aforementioned Shareholder's Meeting. I attached hereto evidence of acceptance of the suggested banking institution, a copy of the model contract to be entered into between my principal and VENEZOLANO DE CREDITO, S.A. Banco Universal, they do not assimilate to the cases provided for in ordinals included in Article 4 of the "Standards about Organization and Protection of Bondholders."

Caracas, on the Twenty-Sixth (26th) day of June of Two Thousand Six (2007).

PUBLICO
JUDITH X. HERNANDEZ MORA

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 901 23 35 Fax 901 23 17 --

[Letterhead of MANPA]

Messrs.

President and other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I do hereby make known that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. at date has no pending litigation or civil, commercial, tax or labor claims that may significantly impact, directly or indirectly, its financial and/or equity situation.

This certification is issued at the request of the National Securities and Exchange Commission.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Legal Advisory Head Office.

Nelly González (signed) Illegible.

Lawyer --

ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

1.- (20%) per cent of the total purchases or net sales, respectively, of the issuing company and state legal name.

No supplier or client represents more than twenty per cent (20%) of the total purchases or net sales of the company.

2. **Indicate the pending litigations or claims, either civil, commercial, tax or labor for the company and which significantly impact or may impact the financial situation of it.**

ADMINISTRATIVE-TAX AREA:

- There is a motion for reconsideration filed on January 20, 2000 against Resolution No.1406/99 of December 22, 1999 by which a tax claim is made for

JUDITH X. HERNANDEZ MORA

the concept of Patent (Tax) of Industry and Commerce of Girardot Municipality of Aragua amounting to **TWO MILLION TWELVE THOUSAND TWO HUNDRED EIGHTY-SEVEN THOUSAND THREE HUNDRED THIRTY-FOUR BOLIVARS WITH NO CENTS (Bs.212,287,334.00). The case is pending decision.** This case has high chances to succeed.

- There is an appeal before a higher administrative authority as of July 7, 2003 against Resolution No.11-10-01-3-02-000628 issued by the National Integrated Service of Tax Administration (SENIAT) as of April 3, 2002 and notified as of June 13, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of March 2002, amounting to **TWENTY-TWO MILLION TWO HUNDRED FORTY-TWO THOUSAND ONE HUNDRED FIFTEEN BOLIVARS WITH TWENTY-FOUR CENTS (Bs.22,242,115.24).** Currently, the case is pending decision. This case has high chances to succeed.
- There is an appeal before a higher administrative authority as of July 7, 2003 against Resolution No.11-10-01-3-02-000852 issued by the National Integrated Service of Tax Administration (SENIAT) as of April 25, 2002 and notified as of June 13, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of March 2002, amounting to **THIRTEEN MILLION TWO HUNDRED FORTY THOUSAND EIGHT HUNDRED EIGHTY-SIX BOLIVARS WITH NO CENTS (Bs.13,240,886.00). Currently, the case is pending decision.** This case has high chances to succeed.
- There is an appeal before a higher administrative authority as of June 4, 2003 against Resolution No.11-10-3-02-000461 issued by the National Integrated Service of Tax Administration (SENIAT) as of March 6, 2002 and notified on May 28, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of January 2002, amounting to **THIRTY-FIVE MILLION FIVE HUNDRED FIFTY-SEVEN THOUSAND ONE HUNDRED SIXTY-ONE BOLIVARS WITH NO CENTS (Bs.35,557,161.54). Currently, the case is pending decision.** This case has high chances to succeed.

- A writ was filed on January 30, 2003 ratifying content of writ filed on September 13, 2002 before the Formalities Division of the Regional Management of Special Taxpayers of the National Integrated Service of Tax Administration (SENIAT) of the Capital Region, through tax credit compensation arising from excess in payment in previous fiscal years and due to estimated tax return of Business Assets for the year 1999 requesting, therefore, Form No.01-10-01-5-03-000805 notified as of September 2, 2002 with No.0009115008437-2 amounting to **EIGHT HUNDRED SIXTY-TWO MILLION NINETY-SEVEN THOUSAND SEVEN HUNDRED EIGHTY-THREE BOLIVARS WITH TWELVE CENTS (Bs. 862,097,783.12).** **Currently, the case is pending decision.** This case has high chances to succeed.
- There is a writ before the Regional Management of Special Taxpayers of the National Integrated Service of Tax Administration (SENIAT) of the Capital Region by which (illegible) request to process Replace Tax Return of Added corresponding to fiscal year "July 2000"and amendment to payment of interests in arrears referred to fiscal year "August 2000" amounting to **ONE THOUSAND TWO HUNDRED EIGHTY-SIX MILLION EIGHT HUNDRED ELEVEN THOUSAND THIRTY-EIGHT BOLIVARS WITH FORTY-ONE CENT (Bs.1,286,811,038.41).** **Currently, the case is pending decision.** This case has high chances to succeed.
- There is a writ of discharge against Control Record No. GCE-DF-0313/96-14 dated April 30, 1997 on matters related to Luxury and Wholesale Tax. On June 11, 1998 the company was notified about Final Summary Decision No.GCE-SA-R-98-148 against which a formal Appeal Resource was filed on July 16, 1998 which is pending decision. The total contingency amounts to Bs.401,719,883.00.
- There is an appeal before a higher administrative authority as of July 7, 1998 against Resolutions No.1GRTI-RCE-OCE-MCY-M-002080, GRTI-RCE-OCE-MCY-M-002081 and GRT-RCE-OCE-MCY-IM-001-012 the first notified on June 16, 1998 and the last one on June 18, 1998 in regard to luxury and wholesale tax.

Tax contingency amounts to **Bs.96,4998,996.43 (tax), Bs.9,649,899.64 (fine), and Bs.35,060,328.04 (interests). Currently, the case is pending decision.**

- There is an appeal filed on October 11, 1994 against Resolution No.GCE-SA-R-96-228 referred to Luxury and Wholesale Tax. Contingency amounts to **Bs.9,239,437.60**.
- There is an appeal filed on September 20, 1994 against Administrative Inquest Summary No.GRTI-RCE-DSA-540-500-0003 and Fine Resolution No.GRTI-RCE-DSA-540 0004 dated January 15, 1998 referred to luxury and wholesale tax. Tax contingency amounts to **Bs.51,052,509.00 (tax), Bs.56,224,339.00 (fines) and Bs.44,528,761.00 (interests). Currently, the case is pending decision.**

ADMINISTRATION-FINANCIAL AREA

- **FILE 0808**. Opening of administrative procedure on August 26, 2003 to Corporación Industrial ALPES, C.A. in regard to alleged failure to pay $5,321,716.20 corresponding to 90% of FOB value of exports protected by the customs declarations therein indicated, by Opening writ No.0808 as of August 26, 2003. On November 19, 2003 the pleading writs were filed. **Currently, the case is pending decision.**
- **FILE 1835** Information requirement to Fábrica de Papel Maracay by means of notice writ No.FGIF-EXP 1042 issued on March 4, 200 and notified to company on March 16 of that same year. On March 30, 2004 the pleading writ was filed and as of April 13 a writ was filed in answer to official communication issued by that Ministry as of March 22, 2004. **Currently, the case is pending appointment of officer and decision.**
- **FILE 227** Information requirement to Aserradero Venwood, C.A. by means of notice writ No.FGIF-EXP 1026 issued on March 4, 2004 and notified to company as of March 16. On March 30 the pleading writ was filed and on July 5 Ivan Vargas was appointed substantiating officer. **Currently, upon arrival of information requested to Banco Mercantil, the officer indicated that the information corresponding to forms 290124, 307514, 77073 has not been filed yet.**

JUDITH X. HERNANDEZ MORA

- **FILE I-2273** Information requirement to Manufacturas de Papel (MANPA), C.A. by means of notice writ No.FGI-IMP-2343 issued on May 14, 2004 and notified to company on May 18. On June 18, 2004 the brief of discharges corresponding to this requirement was filed as well as requirement of writ FGIF-IMP-2334. **Currently, the case is pending appointment of officer and decision.**
- **FILE I-230** Information requirement to C.A. Fábrica de Papel Maracay by means of notice writ No.FGI-IMP-2094 issued on April 30, 2004 and notified to company on May 11. On June 18, 2001 the brief of discharges was filed with the Ministry. **Currently, the case is pending appointment of officer and decision**.

This same file includes information requirement to this same company C.A. Fábrica de Papel Maracay by means of notice writ No.FGIF-IMP-1415 issued on March 22, 2004 and notified to company on March 31, 2004. On April 13 of this same year the brief of discharges was filed with the Ministry of Finance. **Currently, the case is pending appointment of officer and decision**.

- **FILE FGIF-IMP-4436** Information requirement to Fábrica de Papel Maracay by means of notice writ No.FGIF-IMP-4436 issued on June 19, 2004 and notified to company on August 12. On August 27 the pleading writ was filed, on September 10 the requested extension was agreed for 30 business days. Such term was due on October 27 when the briefs of discharge and documentation were filed. **Currently, the case is pending appointment of officer and decision**.

JUDICIAL PROCEEDINGS

TAX LITIGATION JURISDICTION

- **SECOND HIGH COURT FOR TAX LITIGATION MATTERS**

(File 1420) There is a tax litigation filed as of February 4, 2000 against Resolution GCE-SA-R-99-159 issued by the National Integrated Service of Tax Administration (SENIAT) as of May 5, 1999 amounting to **FIFTY-ONE MILLION SIX HUNDRED FIFTEEN THOUSAND NINETEEN BOLIVARS WITH NO CENTS (Bs.51,615,019.00)** for the concept of omission of payment of fiscal stamps. **Currently, the case is pending decision.** This case has high chances to succeed.

- **THIRD HIGH COURT OF TAX LITIGATION MATTERS**

(FILE AP41-U-2005-0579) There is a tax litigation filed as of May 26, 2005 against Final Resolution of Administrative Summary No.RL/2005-04-116 issued by Municipal Treasury Directorate of the Mayoralty of Vargas Municipality, Carabobo State, as of April 4, 2005 and notified on April 22, 2005 by which a tax deficiency claim is made in regard to the fiscal years from January the 1st, 2000 and December the 31st, 2002 and a fine is given and a surcharge for a total amount of **ONE HUNDRED THIRTY-SEVEN MILLION SEVEN HUNDRED TEN THOUSAND THREE HUNDRED THIRTY-NINE BOLIVARS WITH EIGHTY-SEVEN CENTS (Bs.137,710,339.87).** **Currently, the case is pending decision.** This case has high chances to succeed.

(File 1769) There is a tax litigation filed on October 24, 2001 against denying tacit act product of the administrative silence due to the lack of decision of the appeal before a higher administrative authority of the Reconsideration Appeal of April 24, 2001 against Resolution No.RL/2001-03-053 of 03/22/01 and notified on 04/03/01 issued by the Treasury Directorate of the Mayoralty of Valencia Municipality, Carabobo State, for the concept of Patent (Tax) of Industry and Commerce, surcharges and fines corresponding to the fiscal years from 1996 and 1999, both inclusive, amounting to **NINETY-SIX MILLION EIGHT HUNDRED NINETY-THREE THOUSAND FOURTEEN BOLIVARS WITH NO CENTS (Bs.96,893,014.00).** **Currently, the case is pending decision.** This case has high chances to succeed.

(File 1934) There is a tax litigation filed on July 8, 2002 against Resolution No.0084 of May 15, 2002 issued by the Treasury Directorate of the Mayoralty of Girardot Municipality, Aragua State, for the concept of Patent (Tax) of Industry and Commerce, surcharges and fines corresponding to the fiscal years from 1997 and 2000, both inclusive, amounting to **FOUR HUNDRED THIRTY-FOUR MILLION SEVEN HUNDRED THIRTY-NINE THOUSAND EIGHT HUNDRED SIXTEEN BOLIVARS WITH NO CENTS (Bs.434,739,816.00).** **Currently, the case is pending decision.** This case has high chances to succeed.

- **FIFTH HIGH COURT OF TAX LITIGATION MATTERS**

(FILE 2144) (Transporte Alpes, C.A.) There is a tax litigation filed as of June 17, 2003 against Final Resolution of Administrative Summary No.1988 issued by the

National Education Training Institute (INCE) as of April 21, 2003 for the concept of special contributions for the tax periods that go from the first quarter of 1998 and the fourth quarter of 2001 amounting to **TWELVE MILLION NINE HUNDRED NINETY-TWO THOUSAND THIRTY-FOUR BOLIVARS WITH NO CENTS (Bs.12,992,034.00). Currently, the case is pending decision.** This case has high chances to succeed.

(FILE 1798) (Aserradero Venwood, C.A.) There is a tax litigation filed as of November 21, 2001 against Final Resolution of Administrative Summary No.GRTI-RC-DSA-2001-000274 issued by the Regional Management of Internal Revenue of the National Integrated Service of Tax Administration (SENIAT) of the Capital Region as of April 25, 2001 for the concept of Luxury Tax and Wholesale Tax corresponding to tax periods that go from the civil years of 1996 and 1997 (both inclusive) amounting to **ONE HUNDRED THIRTY MILLION TWO HUNDRED FORTY-EIGHT THOUSAND FOUR HUNDRED NINETY-EIGHT BOLIVARS WITH THIRTY-EIGHT CENTS (Bs.130,248,498.38). Currently, the case is pending decision.** This case has high chances to succeed.

- **SIXTH HIGH COURT OF TAX LITIGATION MATTERS**

(FILE 2203) There is a tax litigation filed as of June 17, 2003 against Resolution No.1237 issued by the National Education Training Institute (INCE) as of May 5, 2002 amounting to **EIGHT HUNDRED TWENTY-NINE MILLION NINE HUNDRED SEVENTY-FOUR THOUSAND TWO HUNDRED FORTY-SEVEN BOLIVARS WITH NO CENTS (Bs.829,974,247.00). Currently, the case is pending decision.** This case has high chances to succeed.

- **SEVENTH HIGH COURT OF TAX LITIGATION MATTERS**

(FILE AP41-U-2005-885) There is a tax litigation filed as of September 5, 2005 against Final Resolution of Administrative Summary No.000401 issued by the Municipal Revenue Directorate of the Mayoralty of Sucre Municipality, Miranda State and notified on that same date, by which a tax deficiency claim is made in regard to Tax on Financial Activities (formerly Patent-Tax- of Industry and Commerce) for the fiscal years from October the 1st, 2000 and September the 30th, 2003 amounting to

ONE HUNDRED NINETY MILLION FOUR HUNDRED SIXTY-NINE THOUSAND SEVEN HUNDRED TWENTY BOLIVARS WITH NO CENTS (Bs.190,469,720.00). **Currently, the case is pending decision.** This case has high chances to succeed.

- EIGHT HIGH COURT OF TAX LITIGATION MATTERS

(FILE 1653) There is a tax litigation filed as of September 7, 2001 against Final Resolution of Administrative Summary No.GRTI-RCE-SM-ASA-01-000021 issued by the Regional Management of Internal Revenue of the National Integrated Service of Tax Administration (SENIAT) of the Central Region as of July 25, 2001 for the concept of Income Tax corresponding to tax periods that go from 01/01/96 to 12/31/96 and from 01/01/97 to 12/31/97 amounting to **FOUR HUNDRED EIGHTY-NINE MILLION NINE HUNDRED FIVE THOUSAND FOUR HUNDRED FIFTY-ONE BOLIVARS WITH NO CENTS (Bs.489,905,451.00).** **Currently, the case is pending decision.** This case has high chances to succeed.

(FILE 1311) There is a tax litigation filed as of December 10, 1999 against Resolution No.GRTI-RCE-SM-ASA-99-00007 issued by the National Integrated Service of Tax Administration (SENIAT) as of May 5, 1999 amounting to **ELEVEN MILLION SEVEN HUNDRED EIGHTY-SEVEN THOUSAND SIX HUNDRED TWENTY-FOUR BOLIVARS WITH NO CENTS (Bs.11,787,624.00)** for the concept of Business Asset Tax Fine and Interests in Arrears. **Currently, the case is pending decision.** This case has high chances to succeed.

- **NINTH HIGH COURT OF TAX LITIGATION MATTERS**

(FILE 1451) There is a tax litigation filed as of June 22, 2000 against Resolution No.GRTI-RCE-SM-ASA-99-000036 issued by the National Integrated Service of Tax Administration (SENIAT) as of November 29, 1999 amounting to **FOUR HUNDRED TWENTY-THREE MILLION SIX HUNDRED TWENTY THOUSAND SIX HUNDRED TWO BOLIVARS WITH NO CENTS (Bs.423,620,602.00)** for the concept of income tax on business assets. **Currently, the case is pending decision.** This case has high chances to succeed.

- **SECOND HIGH COURT OF TAX LITIGATION MATTERS**

(No.809) There is a tax litigation filed as of October 11, 1994 against Resolution No.HJI-100-004403 as of September 21, 1994. On September 23, 1996 the company recourse to the benefit set forth in the Tax Remission Law. As sentence No.04-00-01-46 remissions was ruled legitimate and it is pending the corresponding settlement. Contingency amounts to Bs.1,645,923.71.

- **SIXTH HIGH COURT OF TAX LITIGATION MATTERS**

(No.862) There is a tax litigation filed as of September 20, 1994 against Resolution No.HJI-100-00386 as of May 6, 1994. **Currently, the case is pending decision.** Contingency amounts to Bs.47,838,395.64.

- **THIRD HIGH COURT OF TAX LITIGATION MATTERS**

There are two a tax litigation matters filed as of December 13, 1990 and September 26, 1991 against Resolutions No.HRCE-540-00099 and HRCE-540-000-280 accumulated on one same file, amounting to Bs.18,967,498.29 and Bs.2,812,560.10. On September 23, 1996 it recourse to the benefit of tax remission and is pending settlement.

ADMINISTRATIVE LITIGATION JURISDICTION

- **SUPREME COURT OF JUSTICE (POLITICAL –ADMINISTRATIVE CHAMBER)**

There is an administration litigation appeal for annulment against administrative act included in Resolution No.00007 as of May 4, 1998 issued by the General Directorate of the Treasury by which the appeal before a higher administrative authority filed as of September 15, 1997 against the act ordering reimbursement of foreign exchange to the Venezuelan Central Bank amounting to **FIVE HUNDRED SIXTY-SEVEN THOUSAND ONE HUNDRED NINETEEN U.S. DOLLARS WITH FORTY-THREE CENTS (US$567,119.43)** was inadmissible . **Currently, the case is pending decision.** This case has high chances to succeed.

- **SUPREME COURT OF JUSTICE**

There is a litigation appeal filed on November 1, 1993 against Resolution No.HJI-100-00404 of September 21, 1993 partially decided in favor of the company by the Superior Court of Litigation Matters. Currently, it is at the Supreme Court of Justice and the company recourse to the benefit of tax remission and is waiting for settlement.

LABOR MATTERS

- **SECOND LABOR COURT OF ARAGUA STATE**

File 3416-2ºT. Lawsuit for difference in severance payment and indemnities. Amount of action indexed to **TWENTY-FOUR MILLION ONE HUNDRED TWENTY-EIGHT THOUSAND THREE HUNDRED SIX BOLIVARS WITH EIGHTY-THREE CENTS (BS.24,128,306.83).** The Court of 1st Instance declared the action partially granted, a decision appealed. As of June 2, 2005 the High Court declared granted the lapsing of the lawsuit due to inactivity. Currently, it is in the stage of execution of a sentence.

- **COURT OF FIRST INSTANCE OF LABOR MATTERS OF ARAGUA STATE**

File 7234. Lawsuit for indemnities due to disability from work-related illness. Amount of action indexed to **THREE HUNDRED EIGHTY-NINE MILLION NINE HUNDRED TWELVE THOUSAND NINE HUNDRED NINETY-NINE BOLIVARS WITH FIFTY CENTS (BS.389,912,999.50).** The First Court of Trail sentenced and declared partially applicable the suit and agreed notifying the parties.

- **COURT OF FIRST INSTANCE OF LABOR MATTERS OF ARAGUA STATE**

File 10992. Lawsuit for difference in severance payment and indemnities. Amount of action indexed to **EIGHTY-EIGHT MILLION SIX HUNDRED TWO THOUSAND THREE HUNDRED THREE BOLIVARS WITH EIGHT CENTS (BS.88,602,303.08).** An extraordinary appeal to a court of cassation was announced against sentence ruled by the High Court of Labor Matters that confirmed sentence ruled in 1st instance. The extraordinary appeal to a court of cassation was granted and ordered correction of sentence. The High Court of Labor Matters left in effect sentence of 1st instance and at date its execution by the plaintiffs has not been requested.

- **SECOND TRIAL COURT OF ARAGUA STATE**

File 8425. Lawsuit for difference in severance payment. Amount of action indexed to **NINETY-EIGHT MILLION EIGHT HUNDRED THIRTEEN THOUSAND SEVEN HUNDRED TWELVE BOLIVARS WITH TWENTY-SEVEN CENTS (BS.98,813,712.27).** Sentence was ruled valid together with indexation and court costs. Decision was appealed and the Superior Labor Court sentenced declaring partially applicable the appeal and ordered payment amounting to Bs.30,502,476.43 plus indexation. The

plaintiff formalized resource of appeal which was overruled and sentenced employee to pay court costs. Currently, payment of debt through summary legal proceedings is pending.

- **EIGHT TRIAL, MEDIATION AND EXECUTION LABOR COURT OF CARABOBO STATE**

File AP02-L-2004-000913. Lawsuit for indemnities due to disability from work-related illness. Amount of action: 59,812,295.00. The bill of reply was filed and hearing has been differed four times. --

NATIONAL SECURITIES AND EXCHANGE COMMISSION

IDENTIFICATION SHEET

Name of Issuing Entity: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Registration Data: It was registered with the Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on March 31, 1950 under No.379, Volume 1-B, File 3251.

Rif (Tax Identification Number) No.: J-0002353-09

Main Office Address and Phone Number: Avenida Francisco de Miranda con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 12, Municipio Chacao – Caracas.

Phone 901 23 35 and Fax 901 23 17

Representative: Juan Antonio Lovera, Finance Corporate Vicepresident, Avenida Francisco de Miranda con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 12, Municipio Chacao – Caracas.

Phone 901 23 35 and Fax 901 23 17

<u>DESCRIPTION OF ISSUE</u>

Type of Bond: Commercial Papers at Bearer

Par Value: N/A

Quantity of Bonds: Macrobond

Estimated Price of Offer, per Bond: N/A

Total Amount of Issue: Bs.20,000,000,000.00

Convertibility: N/A

Maturity: N/A

Other Characteristics: N/A

DO NOT WRITE ON THIS SPACE

Date of Reception: (blank) Remarks: (blank)

Registration Number: (blank)

Registration Date: (blank) --

Translator's Note:

At the upper right margin of some pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2007 June 29 AM 10:47 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 31st, 2007.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:——————————

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

TWENTY THOUSAND MILLION BOLIVARS (Bs. 20,000,000,000.00)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	CATEGORY "X" SUBCATEGORY "X"
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.	CATEGORY "X" SUBCATEGORY "X"

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS

ISSUE: 2007-I

The Present Issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 27, 2007 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 14, 2007 No.32, Volume 69-A-Pro, and approved by the Board of Directors as per Minute No. 960 as of May 25, 2007.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

Authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. XXXXX as of XXX, 2007 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TWENTY THOUSAND MILLION BOLIVARS (Bs.20,000,000,000.oo). The authorization will be in effect for one (1) calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving the authorization granted by the National Securities and Exchange Commission.

1.3. Issues:

Issues may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TWENTY THOUSAND MILLION BOLIVARS WITH 00/100 (Bs.20,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

1.5. Price to the Public:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

1.6. Placement:

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Interests or Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.

1.8. Custody of Securities:

Each series to be issued, based on this authorization, will comprise a Sole Bond amounting to the series effectively placed, which shall remain in custody by "C.V.V. Caja Venezolana de Valores, S.A." that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on May 25, 2007 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of XXXXX, 2007.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **X,** sub-category **X**".
This classification is based on: XXXX.

- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Qualifying Board grants the present issuance the category **X,** sub-category **X**".

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

Legal Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its By-laws, is a stock-holding company which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Alternate Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 21, 2006.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay , C.A., Alternate Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., Second Vice-President of Inmuebles y Valores 231107, S.A. and Main Director of Corporación Industrial de Energía, C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main partner of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture

Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas de Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of

the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Alternate Directors:

ALBERTO DELFINO T – Alternate Director

Bachelor of Business Administration and Marketing; Alternate Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Alternate Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Alternate Director of Corporación Industrial de Energía C.A. and Alternate Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Alternate Director

Civil Engineer.

GUILLERMO SALAS DELFINO – Alternate Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Alernate Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Alternate Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate); Active Member of the Venezuelan Meat Council "CONVECAR" (for its abbreviation in Spanish).

CARLOS SOTO RIVERA – Alternate Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

ALEJANDRO DELFINO T – Alternate Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía, C.A.;

Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Alternate Director

Architect and Insurance Broker, Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay, C.A., Alternate Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Alternate Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

FERNANDO MICALE S – Alternate Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Architect-Director of "F. Micale, Oficina de Arquitectura" (projects, advisory and project management); Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Alternate Director

Bachelor of Business Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Alternate Director of Inmuebles y Valores 231107, S.A. and Alternate Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Alternate Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Alternate Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of that institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Advisor to the Caracas Stock Exchange.

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; former President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

ENRIQUE LARRAZABAL – Vice-President of Technology and Logistics

Mechanical Engineer, MSA in Business Administration, representative by the Industrial Chamber of Aragua State before CEDEA, President of the Organizing Committee of the VI Convention of Engineering and Maintenance of the Venezuelan paper Industry by

"Asociación Venezolana de Técnicos en Celulosa y Papel" (AVTCP), Project Manager to install machine No.8 at the Hygienic Paper Division.

RICARDO VOLPE – LEGAL VICE-PRESIDENT

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

2.4. Statutory Auditors and External Auditors:

Main Statutory Auditors:

JACOBO COHEN	"C. Adm" (sic.) No.12915
CLAUDIA VALENCIA	"C. Adm" (sic.) No.35909

Alternate Statutory Auditors:

JACQUELINE SUBERO	"C. Adm" (sic.) No.11437
ISABEL QUINTERO	"C.P.C." (sic.) No.15197

External Auditors:

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2006.

Shareholders	Participation
Natscumco	50.45%
Claridge, LTD	15.26%
Brown Brothers Harriman & Co.	6.10%
C.V.V. Caja Venezolana de Valores (*)	5.98%
Fundación Carlos Delfino	4.38%
Others (**)	17.83%
TOTAL	100.00%

(*) The C.V.V. is not a shareholder; the percentage (%) that owns represents the entire sub-accounts of shareholders.

(**) Shareholders who individually own less than 4%.

2.6 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998

Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.6. Social Benefit of Issue:

Resources from issue will be destined to a working capital aimed at producing goods or value added to production equipment, which shall impact work benefits such as preservation or generation of work positions in the country in the short, middle or long-term.

[Page 14 of the original document is missing]

"Undistributed earnings" accounts at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four

(22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8 Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain

the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial target.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

On April 9, 1992 Manpa requested the National Securities and Exchange Commission registration of the Agreement of the Minutes of Special Shareholders' Meeting as of April 2, 1992 in which it was approved that the company becomes an Authorized Capital Company (SACA), amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. The National Securities and Exchange Commission in its Resolution No.209-92 as of May 6, 1992 decided registration with the National Securities and Exchange

Commission of the aforementioned Agreement of the Minutes of Special Shareholders' Meeting.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for

each 28 shares of Manpa in holding. Manpa paid its shareholders in bolivars for the stock fractions resulting from the dividend decreed.

With the contribution of Inmuebles, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.10. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its main competitors are INVEPAL and Papeles Venzolanos,C.A. Below there is company market participation in the business segments for the years 2006 and 005:

MARKET PARTICIPATION

	Year 2006	Year 2005
TISSUE	38.10%	38.20%
CANS – PACKAGES	31.78%	29.51%
PRINTING – WRITING	51.25%	24.84%

(1) Include imports

SOURCE: Datos Information Resources and Own Calculations.

2.11. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.	Capital Stock Bs.	Origin	Registry Data Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro

Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660 Undistributed earnings at 12/31/95 for Bs.3,722,378,380.	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3. Financial Information

3.1. Non-Audited Consolidated Financial Statements (Interim) at March 31, 2007.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2007 AND THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousands Bs.)

ASSETS	Notes	3/31/2007	2006	2005
NON-CURRENT ASSETS:				
Property, plant and equipment – net	2	408,340,404	413,514,696	432,900,402
Participation in associated companies and joint businesses	3	4,428,518	3,966,954	1,040,295
Total non-current assets		412,768,922	417,481,650	433,940,697
CURRENT ASSETS:				
Expenses paid in advance		938,599	976,279	1,111,934
Inventory	4	48,491,848	66,464,739	57,511,130
Advances to suppliers		1,658,162	1,661,182	3,520,063
Bills and accounts receivable – net	5	107,718,765	104,409,296	95,337,271
Investments available for sale	6	219,543	219,543	8,816,776
Cash and cash equivalents	7	29,592,828	23,889,943	16,111,833
Total Current Assets		188,619,745	197,620,982	182,409,007
TOTAL		601,388,667	615,102,632	616,349,704
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY:	8 and 9			
Capital stock		-	69,632,690	69,632,690
Accumulated result from translation of affiliate and joint businesses abroad		-	206,308	206,308

Retained earnings:				
Legal reserve		-	6,963,269	6,963,269
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or shares from subsidiaries		-	119,593,551	119,593,551
Undistributed		-	190,866,116	227,169,429
Non-realized result in investments	6	-	(601,095)	(999,188)
Total shareholders´ equity		-	386,660,839	422,566,059
NON-CURRENT LIABILITIES:				
Provision for seniority, net of long-term advances		5,541,656	4,826,028	3,572,106
Deferred income tax	11	44,872,027	46,270,145	54,549,608
Total non-current liabilities		50,413,683	51,096,173	58,121,714
CURRENT LIABILITIES:				
Provision for seniority, net of short-term advances		6,003,461	5,236,560	3,869,781
Commercial Papers	10	11,883,600	11,396,409	2,946,531
Short-term loans	10	29,746,211	38,169,882	47,019,985
Dividends payable	8	13,694,679	13,700,974	8,733,509
Income tax payable	11	550,781	2,409,289	293,748
Accounts payable	12	91,678,213	106,432,506	72,798,377
Total current liabilities		153,556,945	177,345,620	135,661,931
Total liabilities		203,970,628	228,441,793	193,783,645
TOTAL		203,970,628	615,102,632	616,349,704

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

AT MARCH 31, 2007 AND FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars, except net income per share that is stated in bolivars)

	Notes	3/31/2007	2006	2005
Income for sales	13	118,468,224	433,653,930	375,060,280
Sales cost	14	94,004,487	339,785,638	284,444,405
Gross profit		24,463,737	93,868,292	90,615,875
Cost and expenses:				
Sales expenses	14	8,629,136	35,121,317	30,939,453
Overheads and administrative expenses	14 and 18	4,804,556	21,908,182	18,985,181
Profit from selling assets	1 and 2	(9,211)	(83,885)	-

		13,424,481	36,945,614	49,924.634
Profit in operations		11,039,256	36,922,678	40,691,241
Participation in results from joint business	3	461,648	503,194	(919,621)
Financial costs		(1,229,288)	(6,480,701)	(4,664,484)
Financial income		197,792	1,134,458	678,654
Exchange differences – net		(4,670)	(61,402)	3,565,400
Loss in swap operations with securities		-	-	(3,671,665)
Loss from selling investments available for sale	6		(762,975)	-
Other incomes (expenditure):				
ADR commissions				(505,370)
Bank debit tax				(3,089,757)
Others – net				(623,152)
				(9,292,995)
Profit before taxes		10,415,082	30,699,014	31,461,246
Income tax	11	342,118	(476,054)	4,377,017
Net income		10,757,200	30,222,960	35,838,263
Net profit per share:				
Basic	1	4.69	13.17	15,62
Diluted	1	4.69	13.17	15,62

See notes to the consolidated financial statements.

[Next, there is a consolidated statement of movements in equity accounts at March 31, 2007 and for the years ended at December 31, 2006 and 2005]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS AT MARCH 31, 2007 AND FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousands of bolivars)

	Notes	3/31/2007	2006	2005
OPERATING ACTIVITIES:				
Net income		10,757,200	30,222,960	35,838,263
Adjustments to reconcile the net income with the cash provided for by operating activities:				
Exchange differences - net	20	4,670	61,402	(3,565,400)
Participation in results from joint business	3	(461,648)	(503,194)	919,621
Result from reduction in shareholders´ equity participation in joint business	3	-	(766,726)	-
Deferred income tax	11	(11,398,118)	(8,279,463)	(12,684,919)
Tax provision	11	1,056,000	8,755,517	8,307,902
Result non-realized in investments		-	(364,882)	(1,156,123)
Realized result in investments available for sale		-	762,975	-
Result from translation of subsidiary and joint business		-	-	(803,587)
Result from selling property, plant and equipment	1 and 2	9,211	(83,885)	-
Financial costs		1,229,288	6,480,701	4,664,484
Financial income		(207,003)	(1,134,458)	(678,654)
Depreciation	2	4,352,796	20,559,433	22,299,074
Operating cash flows before movements of working capital		15,342,396	55,710,380	53,140,661
Work capital movements:				
Reduction (increase) in:				
Bills and accounts receivable		(3,309,469)	(10,738,025)	(12,204,966)
Advances to suppliers		3,020	1,858,881	1,873,901

Inventories		17,972,891	(8,953,609)	(24,740,047)
Expenses paid in advance		37,680	135,655	(413,589)
Increase (reduction) in:				
Accounts payable		(14,758,963)	33,572,727	26,397,944
Provision for seniority payment, net payment		1,482,529	2,620,701	2,259,764
Cash provided for operating activities		16,770,084	74,206,710	46,313,668
Paid interests		(353,513)	(6,461,425)	(3,246,770)
Collected taxes		197,792	1,134,458	678,654
Paid taxes		(2,914,508)	(6,639,976)	(22,756,937)
Net cash provided for operating activities		13,699,855	62,239,767	20,988,615
INVESTMENT ACTIVITIES:				
Increase in investments available for sale		-	8,606,494	(7,917,006)
Sale of property, plant and equipment	2	-	1,775,485	-
Acquisition of property, plant and equipment	2	821,580	(2,865,327)	(9,454,319)
Net cash provided for (used in) investment activities		821,580	7,516,652	(17,371,325)
FINANCING ACTIVITIES:				
(Reduction) Increase in short-term loans, net	10	(8,624,538)	(8,869,379)	32,143,003
Amount of commercial papers issuing	10	11,208,693	29,883,600	8,808,700
Amortization of commercial papers	10	(11,396,410)	(21,433,722)	(8,752,379)
Reduction in documents payable	10	-	-	(2,486,040)
Cash dividends	8	(6,295)	(61,558,808)	(41,292,407)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Net cash used in financial activities		(8,818,550)	(61,978,309)	(11,579,123)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		5,702,885	7,778,110	(7,961,833)
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	-	1,574,261
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	7	23,889,943	16,111,833	22,499,405
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		29,592,828	23,889,943	16,111,833

See notes to the consolidated financial statements ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

AT MARCH 31, 2007 AND FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

	Notes	3/31/2007	2006	2005
OPERATING ACTIVITIES:				
Net earnings		10,757,200	30,222,960	35,838,263
Adjustments to reconcile the net income with the cash provided for by the operating activities:				
Exchange differences	20	4,670	61,402	(3,565,400)
Participation in results from joint business	3	(461,648)	(503,194)	919,621
Result from reduction of shareholder's equity participation in joint business	3	-	(766,726)	-
Deferred tax income	11	(1,398,118)	(8,279,463)	(12,684,919)
Provision for taxes	11	1,056,000	8,755,517	8,307,902
Result non fulfilled in investments		-	(364,882)	(1,156,123)

Realized result in investments available for sale		-	762,975	-
Result from translation of subsidiary and joint business		-	-	(803,587)
Result from selling properties, plant and equipment sales	1 and 2	9,211	(83,885)	-
Financial costs		1,229,288	6,480,701	4,664,484
Financial income		(207,003)	(1,134,458)	(678,654)
Depreciation	2	4,352,796	20,559,433	22,299,074
Operating cash flows before movements of working capital		15,342,396	55,710,380	53,140,661
Movements in working capital:				
Reduction (increase) in:				
Bills and accounts receivable		(3,309,469)	(10,738,025)	(12,204,966)
Advances to suppliers		3,020	1,858,881	1,873,901
Inventories		17,972,891	(8,953,609)	(24,740,047)
Expenses paid in advance		37,680	135,655	(413,589)
Increase (reduction) in:				
Accounts payable		(14,758,963)	33,572,727	26,397,944
Provision for severance benefits, net payment		1,482,529	2,620,701	2,259,764
Cash provided for operating activities		16,770,084	74,206,710	46,313,668
Paid interests		(353,513)	(6,461,425)	(3,246,770)
Collected taxes		197,792	1,134,458	678,654
Paid taxes		(2,914,508)	(6,639,976)	(22,756,937)
Net cash provided for operational activities		13,699,855	62,239,767	20,988,615
INVESTMENT ACTIVITIES:				
Reduction (increase) in investments available fro sale		-	8,606,494	(7,917,006)
Sale of property, plant and equipment	2	-	1,775,485	-

Acquisition of properties, plant and equipment	2	821,580	(2,865,327)	(9,454,319)
Net cash provided for (used in) investment activities		821,580	7,516,652	(17,371,325)
FINANCING ACTIVITIES:				
Net (reduction) increase in short term loans	10	(8,624,538)	(8,869,379)	32,143,003
Amount of commercial papers issues	10	11,208,693	29,883,600	8,808,700
Amortization of commercial papers	10	(11,396,410)	(21,433,722)	(8,752,379)
Reduction in bills payable	10	-	-	(2,486,040)
Cash dividends	8	(6,295)	(61,558,808)	(41,292,407)
Net cash used for financial activities		(8,818,550)	(61,978,309)	(11,579,123)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		5,702,885	7,778,110	(7,961,833)
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	-	1,574,261
CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	7	23,889,943	16,111,833	22,499,405
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		29,592,828	23,889,943	16,111,833

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2007 AND FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to

the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financing Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IFRS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the

demands by the IFRS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2005 are presented, for comparison purposes, with similar information related to the years 2006 and 2005.

Certain new principles, reviews and interpretations to existing principles have been published and are compulsory for Company accounting periods beginning on January the 1st, 2007 or afterwards. Preliminary assessment of the impact of these new principles and interpretations are described herein below:

- IFRS 7 – "Financial instruments: disclosures and supplementary reviews to IAS 1, presentation of financial statements- capital disclosure" effective from January the 1st, 2007). IFRS 7 incorporates new disclosures to improve information about financial instruments. It requires disclosure of quantitative and qualitative information about risk exposure from financial instruments, including specific minimum disclosures about market risk. It replaces IAS 30 and this amendment to the IAS 1 incorporates disclosures about capital level o an entity and how to manage it. Company management is analyzing the impact on IFRS 7 on Company operations and will apply IFRS 7 and review of IAS 1 from the yearly periods beginning on January the 1st, 2007.
- IFRS 8 "Operating Segment" (effective from January the 1st, 2009). The Company is in the process of evaluating the possible impacts on presenting the information by segments.
- IAS 1 – "Presentation of financial statements" Revised (effective from January the 1st, 2007). Revision demands disclosure of objectives, policies and processes related to capital management, compliance with capital legal requirements and consequences of noncompliance. Management is in the process of analysis to determine the necessary disclosures.
- "CINIIF"(for its abbreviation in Spanish) 11 IFRS 2 – Group and transactions of treasury shares" (effective from March The 1st, 2007). This principle is not relevant for Company operations as it has no operations related to transaction of treasury shares.

- CINIIF 12 "Contracts of franchise services" (effective form January the 1st, 2008). This principle is not relevant for Company operations as it has no contracts of franchise services.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the years ended at December 31, 2005 and 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on April 21, 2006 and March 17, 2005, respectively. Consolidated financial statements corresponding to the year ended at December 31, 2006 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2006 about the facts analyzed, it is possible that events that may take

place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

According to new events occurring during the year 2006, the Company evaluated he financial benefits of some assets that originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of assets, and such is acknowledged in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

Cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Spare parts inventories are valued using the average method and are acknowledged in the results from the fiscal year when used. Such stock is present in the consolidated financial statements at the sot assumed, which does not exceed its recovery value. The cost assumed is equivalent to the acquisition cost less losses from acknowledged obsolescence, determined by the Company based on a technical assessment.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value

is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. Classification of financial assets as current and non-current – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. Bank loans and obligations and commercial papers – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest

and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2006, 2005 and 2004, the yearly average interest rate was 12.39%, 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At December 31, 2006, 2005 and 2004 the Company management has not registered significant provisions that need to be disclosed in the consolidated financials statements at those dates.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2006 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are

acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax. is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the

books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

Lending differed tax is reduced by a valuation provision at the amount estimated likely to be used in the future.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. Transactions in foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the

Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440

Additions	185,326	4,208	-	2,675,793	2,865,327
Withdrawals	(1,598,000)	(89,158)	(10,804)	-	(1,697,962)
Transfers	141,418	2,144,397	-	(2,285,815)	-
At December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	-	1,795		267,583	269,378
Withdrawals	-	-	(138,450)	(952,423)	(1,090,873)
Effect for translation of foreign affiliate	-	-	-	-	-
At March 31, 2007	89,282,907	380,268,922	9,199,841	1,587,640	480,339,310
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Additions	(3,176,955)	(16,210,783)	(1,171,695)	-	(20,559,433)
Withdrawals	-	6,362	-	-	6,362

At December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Additions	(591,452)	(3,548,862)	(212,483)	-	(4,352,796)
Withdrawals	-	-	-	-	-
At March 31, 2007	(11,734,863)	(56,840,516)	(3,423,527)	-	(71,998,906)
Total at March 31, 2007	77,548,044	323,428,406	5,776,314	1,587,640	408,340,404
Total at December 31, 2006	78,139,496	326,975,406	6,127,247	2,272,480	413,514,696
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2006 and 2005 amount to Bs.6,169 million and to Bs.9,500 million, respectively (See Note 16).

At December 31, 2006 and 2005 assets leased amount to Bs.21,761 million and to Bs.9,928 million, respectively (See Note 16).

At December 31, 2006 and 2005 the Company holds assets amounting to Bs.8,053 million and to Bs.9,076 million, respectively, corresponding to property, plant and equipment owned by a foreign-based affiliate.

During the year 2006, the Company evaluated the estimated useful life of some assets generating a positive benefit of Bs.2,331 million and it is estimated that it generates a positive effect of Bs.4,651 for the following years.

At December 31, 2006 the Company had formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,865 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	3/31/2007	2006	2005
Participation in associated companies	-	-	-
Participation in joint businesses	4,428,518	3,966,954	1,040,295
	4,428,518	3,966,954	1,040,295

Participation in associated companies

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 participation in associated companies comprises the following (in thousand bolivars):

	%	3/31/2007	2006	2005
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112	769,112
Central Cariaco	25.62	88,371	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619	80,619
		3,515,345	3,515,345	3,515,345
Less – Loss from deterioration		(3,515,343)	(3,515,343)	(3,515,343)
		-	-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 participation in associated companies comprises the following (in thousand bolivars):

	%	3/31/2007	2006	2005
Simco Recycling Inc.	50	-	-	(2,432,726)
Manpa Centroamérica, C.A.	50	4,428,518	3,966,954	3,473,021
		4,428,518	3,966,954	1,040,295

At December 31, 2006 and 2005 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(503.1) million and Bs.(919.6) million, respectively.

During the year ended at December 31, 2006 the Company analyzed participation in a joint business corresponding to Simco Recycling Inc. as a result of this analysis, the Company considered reducing such participation up to the amount in which accumulated losses reached its investment in such business. Consequently, the book value of participation in this company was reduced to zero (0) and accounts receivable to related companies include a provision amounting to Bs.1,666 million (See Note 17).

Combined financial statements most recently condensed of the aforementioned companies are summarized as follows (in thousand bolivars):

	2006	2005
Current assets	16,676	12,414
Total assets	21,049	17,533
Current liability	19,251	14,568
Shareholders´ equity	953	2,096
Total liabilities and shareholders´ equity	21,049	17,533
Net sales	25,538	29,986
Loss from operations	(1,255)	(1,413)
Net loss	(856)	(2,141)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 participation in associated companies comprises the following (in thousand bolivars):

	3/31/2007	2006	2005
Finished products	15,528,791	14,244,262	20,656,984
In-process products	1,278,669	1,197,206	366,120
Raw materials	16,778,311	16,186,040	18,567,845
Spare parts	13,659,391	13,740,165	6,998,642
In-transit inventory	3,537,682	23,268,062	12,584,822
	50,782,845	68,635,735	59,174,413
Less – provision for obsolescence	(2,290,996)	(2,170,996)	(1,663,283)
	48,491,849	66,464,739	57,511,130

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2007 amounted to Bs.13,466 million.

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	3/31/2007	2006	2005
Initial balance	(2,170,996)	(1,663,283)	(2,055,479)
Provision	(120,000)	(507,713)	-
Reverse	-	-	392,196
Final balance	(2,290,996)	(2,170,996)	(1,663,283

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 bills and accounts receivable comprise the following (in thousand bolivars):

	3/31/2007	2006	2005
Commercial	73,898,556	65,056,503	56,958,238
Related companies (Note 17)	6,963,425	10,058,465	12,413,496
Employees	845,043	808,691	429,642
Sundry debtors	2,395,094	832,464	872,084
Income tax paid in advance	6,181,454	928,779	2,400,339
VAT – paid in excess (Note 11)	15,398,692	23,544,428	14,904,864
Tax credit VAT – Net for compensating (Note 11)	1,160,722	1,601,280	1,492,571
Guaranteed deposits	2,071,270	2,593,169	7,523,954
	108,914,256	105,423,779	96,995,188
Less – provision for doubtful accounts	(1,195,491)	(1,014,483)	(1,657,917)
	107,718,765	104,409,296	95,337,271

The average credit period given to national clients ranges from 30 to 60 days, and for export clients from 7 to 60 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 the movement of the provision for doubtful accounts includes (in thousand bolivars):

	3/31/2007	2006	2005
Initial balance	(1,014,483)	(1,657,917)	(1,949,040)

Provision	(181,008)	(99,000)	(772,485)
Sanctions	-	364,008	1,063,608
Adjustments	-	378,426	-
Final Balance	(1,195,491)	(1,014,483)	(1,657,917)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value. Reversal of provision is based on new estimates in regard to provisioned doubtful accounts.

Sales commitments for the year 2007 amounts to Bs. 6,574 million.

6. INVESTMENTS AVAILABLE FOR SALE

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 investments available for sale at short-term comprise the following (in thousand bolivars):

	3/31/2007	2006	2005
Investment and shares available for sale	219,543	219,543	902,184
Bonds available for sale	-	-	7,914,592
	219,543	219,543	8,816,776

Investments and shares available for sale

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 investments available for sale comprise the following (in thousand bolivars):

	3/31/2007	2006	2005
Investment portfolio	83	83	759,578
Shares in:			
Central Portuguesa, S.A.	354,516	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	219,460	219,460	142,606
Corporación Forestal Venezuela, C.A.	47,817	47,817	47,817

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	621,876	621,876	1,304,517
Less – loss from deterioration	(402,333)	(402,333)	(402,333)
	219,543	219,543	902,184

At December 31, 2006 and 2005 the Company keeps Bs.601 million of losses, Bs.77.5 million of earnings and Bs.156 million of non-realized losses from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders' equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 2006, operations with bonds available for sale generated losses for Bs.762 million and are presented in the results from the Company at that date.

At December 31, 2005 the Company held Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized

result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

At December 31, 2005 Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution.

Non-realized result in investments

	3/31/2007	2006	2005
Investment and shares available for sale	(601,095)	(601,095)	77,520
Bonds available for sale	-	-	(1,076,708)
	(601,095)	(601,095)	(999,188)

7. CASH AND CASH EQUIVALENTS

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 cash and cash equivalents comprise the following (in thousand bolivars):

	3/31/2007	2006	2005
Cash and cash in banks	16,071,581	4,842,404	2,808,221
Bank placements	13,521,247	19,047,539	13,303,612
	29,592,828	23,889,943	16,111,833

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new

common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2006, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	3/31/2007	2006	2005
Affiliates:			
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)	(347,673)
Joint businesses:			
Manpa Centroamérica, C.A.	829,702	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)	(275,721)
	206,308	206,308	206,308

Cash dividends

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,088. Likewise, on August 11, 2006 the

Shareholders' Meeting agreed to decree an extaroridanry cash dividend of Bs.17.00 per share, for a total of Bs.38,998,160,208.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2006 and 2005 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.3,727 million, Bs.8,605 million and Bs.8,561 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.26,556 million and Bs.194,593 million, respectively, at December 31, 2005; and Bs.35,928 million and Bs.235,774 million, respectively, at December 31, 2005 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2006 and 2005 the net income includes Bs.8,704 million and Bs.7,683 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2006 and 2006 outstanding ADRs is 41,159,966 and 31,959,483, respectively.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 73.082% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

At December 31, 2006 registration of foreign investment issued by SIEX shows a foreign participation of Bs.15,891 million at November 16, 2004.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issuance of obligations and commercial papers

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 issue of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	3/31/2007	**2006**	**2005**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:					
Fixed interest	11,883,600	11,396,409	2,946,531	11,883,600	6.68%

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	3/31/2007	2004	2005
Initial balance	11,396,409	2,946,531	2,890,210
Issuances	15,000,000	29,883,600	8,808,700
Repayments	(14,325,092)	(21,000,000)	(8,746,600)
Net interests	(187,717)	(433,722)	(5,779)

Final balance	11,883,600	11,396,409	2,946,531

Issued Outstanding commercial papers comprise four series that have May 7, July 13, August 3 and November 1, 2007 as maturity dates.

During the years ended at December 31, 2006 and 2005 issues of commercial papers produced discounts at placement amounting to Bs.1,056 million and Bs.332 million, respectively.

Short-term loans

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 short-term loans are represented by (in thousand bolivars):

	3/31/07	2006	2005
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	29,746,211	38,169,882	47,019,985

At December 31, 2006 the Company holds lines of credit with different financial institutions for Bs.151,800 million and has available Bs.61,815 million, net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 8.84% and 9.90% for the three-month period ended at March 31, 2007 between 9.50% and 15% for the year 2006, 10.5% and 15% for the year 2005, and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At March 31, 2007 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2006 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,240 million, mainly for the concept of income tax, business asset tax and

value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration for the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 are the following (in thousand bolivars):

	3/31/02007	2006	2005
Accounts receivable:			
Income tax paid in excess (Note 5)	6,181,454	928,779	2,400,339
VAT – paid in excess (Note 5)	15,398,692	23,544,428	14,904,864
Tax credit VAT – net to compensate (Note 5)	1,1601,722	1,601,280	1,492,571
	22,740,868	26,074,487	18,797,774
Accounts payable:			
Income tax payable	550,781	2,409,289	293,748
Withheld third-party VAT payable (Note 12)	768,803	1,018,384	918,252
	1,319,584	3,427,673	1,212,000

During November 2005, the Company run the necessary formalities before the National Integrated Service of Tax Administration (SENIAT) to request approval of reimbursement of Bs.10,808 million corresponding to VAT withholdings supported and not discounted in tax returns, having approval of Bs.429 million from the affiliate Transporte Alpes, C.A. and further transfer to tax credit account of Manufacturas de

Papel, C.A. (MANPA) that will be compensated against Income Tax corresponding to the period ended at December 31, 2006.

Income tax

Income tax for the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 is summarized as follows (in thousand bolivars):

	3/31/2007	2006	2005
Tax on taxable income net	1,056,000	8,265,695	8,821,272
Less:			
Rebate for investments in property, plant and equipment and other credits	-	(342,329)	(1,342,708)
	1,056,000	7,923,366	7,478,564
Income tax from previous year	-	832,151	829,338
Total current income tax	1,056,000	8,755,517	8,307,902
Deferred income tax	(1,398,118)	(8,279,463)	(12,684,919)
	(342,118)	476,054	(4,377,017)

For the years ended at December 31, 2006 and 2005 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2006		2005	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,420,865	34.00	10,682,124	34.00
Effects on accounting income for applying International Financial Reporting Standards	3,495,387	11.40	6,256,682	19.90
Reserve for valuation of lending differed tax	3,098,829	10.11	-	-
Tax adjustment for inflation	(18,604,860)	(60.70)	(22,777,675)	(72.52)

Other non-deductible expenses	3,595,161	11.73	4,772,593	15.19
Other non-taxable income	(1,186,999)	(3.87)	(1,969,033)	(6.27)
Effects of rebate for investment in property, plant and equipment	(342,329)	(1.12)	(1,341,708)	(4.27)
Tax expenses and tax rate applicable to income as per the books	476,054	1.55	(4,377,017)	(13.97)

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item.

Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2005. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2006 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2006 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until

the next subsequent year to the fiscal year in which they are incurred. At December 31, 2006 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million. As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2006 and 2005 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.8,736 million and Bs.9,476 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax for the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 is shown below (in thousand bolivars):

	3/31/2007	2006	2005
Liabilities for differed income tax			
Differences based on property, plant and equipment	66,046,856	67,819,342	74,491,457
Income from leasing based on cash	765,671	702,833	1,189,084
	66,812,527	68,522,175	75,680,541
Assets for differed income tax			
Base differences on inventories	19,420,714	19,164,597	16,377,772
Provisions and allowances	924,155	882,222	310,820
Base differences on investments	4,258,003	4,107,506	2,525,891
Tax losses carryforwards	1,192,104	1,192,104	1,836,373
Tax credits carryforwards	11,597	4,430	80,077
	25,806,573	25,350,859	21,130,933
Less – valuation reserve	3,866,073	3,098,829	-
	21,940,500	22,252,030	21,130,933
Net of differed tax	44,872,027	46,270,145	54,549,608

12. ACCOUNTS PAYABLE

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 accounts payable are comprised as follows (in thousand bolivars):

	3/31/2007	2006	2005
Commercial	70,716,707	88,106,488	53,780,859
Related parts (Note 17)	7,297,334	7,470,640	8,585,122
Others	1,957,216	3,730,177	2,229,675
Withheld VAT from third-parties payable	768,803	1,018,384	918,252
Accumulated expenses payable	10,938,153	6,106,817	7,284,469
	91,678,213	106,432,506	72,798,377

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 120 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2006 and 2005 the Company has registered in results for the use of such licenses Bs.2,477 million and Bs.1,505 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to gross sales percentage established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, licensee shall acknowledge the expenses arising from such audit.

At December 31, 2006 73% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 income payable are comprised as follows (in thousand bolivars):

	3/31/2007	2006	2005
Sales of goods	117,485,948	430,244,838	373,406,646
Income from leasing	653,673	2,303,109	845,910
Income from services	328,603	1,105,983	807,724
	118,468,224	433,653,930	375,060,280

14. RESULTS FROM THE FISCAL YEAR

For the three-month period ended at March 31, 2007 and for the years ended at December 31, 2006 and 2005 results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	3/31/2007	2006	2005
Depreciation and amortization	4,352,796	20,559,433	22,299,074
Cost of inventory acknowledged in results	55,613,685	256,034,115	169,488,295
Employee benefits	18,432,336	63,754,311	42,954,679

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2006, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2006 and 2005, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2006 and 2005 (in thousand bolivars):

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	211,418,577	196,832,169	3,147,919	-	411,398,665
Export sales	9,061,070	13,194,195	-	-	22,255,265
Sales among segments – local	-	-	10,796,623	(10,796,623)	-
Sales among segments – export	8,691,194	3,437,429	-	(12,128,623)	-
Total income	229,170,841	213,463,793	13,944,542	(22,925,246)	433,653,930
Costs and expenses	216,725,041	189,510,810	13,204,139	(22,429,497)	396,731,252
Operating results	12,725,041	23,952,983	740,403	(495,749)	36,922,678
Participation in results from joint-business companies	-	-	-	-	503,194
Financial income	-	-	-	-	1,134,458
Financial expenses and others	-	-	-	-	(7,861,316)
Results before taxes	-	-	-	-	30,699,014
Results after taxes	-	-	-	-	30,222,960
Depreciation	10,093,840	8,704,922	1,760,671	-	20,559,433

Capital investments	908,412	1,965,915	-	-	2,865,327
Balance sheet					
Assets					
Assets per segment	263,619,916	297,682,031	52,078,290	(46,764,370)	566,615,867
Assets per corporate segments					33,090,250
Participation in associated companies	3,966,954	-	-	-	3,966,954
Undistributed corporate assets	-	-	-	-	11,429,561
Total consolidated assets					615,102,632
Liabilities					
Liabilities by segments	76,544,982	42,440,980	14,270,301	(47,734,370)	85,521,893
Liabilities by corporate segments	-	-	-	-	89,642,829
Undistributed corporate liabilities	-	-	-	-	53,277,071
Total consolidated liabilities					228,441,793

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in					

results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,6323,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities	-	-	-	-	193,783,645

16. OPERATING LEASING

The Company as lessor

Income from leasing property at March 31, 2007 amounted to Bs.654 million and at December 31, 2006 and 2005 amounted to Bs.2,303 million and Bs.846 million, respectively.

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2006 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2006	**2005**
Less than a year	3,382,952	2,139,036
Up to two years	3,723,952	2,167,037
	7,106,904	4,306,074

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the years 2006 and 2005 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2006	2005
Inventory sales	8,664,749	9,332,460
Inventory purchases	12,286,294	9,172,106
Purchases of electricity	17,434,815	17,426,164
Administrative services	41,925	25,340

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	3/31/2007	2006	2005
Accounts receivable:			
MANPA Centroamérica, C.A. (joint business)	3,529,846	6,405,353	7,011,952
Simco Recycling, Inc. (joint business)	3,004,112	4,858,012	4,816,468
Corporación Industrial de Energía, C.A. S.A.C.A.	261,801	251,642	203,848
Agroindustrial Mandioca, C.A. (associated company)	105,624	144,983	342,150
Turboven Maracay Company Inc. Sucursal*	33,576	33,576	31,117
Turbogeneradores Maracay, C.A.*	28,466	30,899	6,921
Agropecuaria Mandioca, C.A. (associated company)	105,624	-	1,040
	6,963,425	11,724,465	12,413,496
Less – provision for doubtful accounts	1,866,000	1,666,000	-
	6,963,425	10,058,465	12,413,496

	3/31/2007	**2006**	**2005**
Accounts payable:			
Turbogeneradores Maracay, C.A.*	4,074,431	4,155,424	3,411,542
Simco Recycling, Inc. (joint business)	3,116,768	3,192,306	4,290,388
Turboven Maracay Company Inc.*	101,746	101,746	100,160
Turboven Cagua Company Inc.*	4,389	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	1,382	-
MANPA Centroamérica, C.A. (joint business)	-	-	763,250
	7,297,334	7,470,640	8,585,122

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

During the year 2006, the Company decided to create a provision for Bs.1,666 million corresponding to accounts receivable of Simco Recycling, Inc. (See Note 3). At December 31, 2005 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2006 and 2005 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2006 to the Board of Directors for this concept amounted to Bs.360.8 million (Bs.469.7 million in the year 2005).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2006 and 2005 amounted to Bs.33,600 and Bs.29,400 in 2006 and Bs.29,400 and Bs.24,700 in 2005, respectively. The income paid for the concept at December 31, 2006 amounted to Bs.1,128.9 million (Bs.1,058.4 million in the year 2005).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2006 for the 48 persons of the Company with executive responsibilities (administrators) amounted to some Bs.7,620.2 million (some Bs.5,349.7 million in 2005 for 41 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2006 amounted to Bs.51.8 million, approximately (Bs.42.3 million in the year 2005).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2006	2005
Short-term remuneration to administrators	6,434,048	4,814,730
After-employment severance benefits	1,186,216	534,970
Remuneration to the Board of Directors	1,489,843	1,528,183

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2006 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to

commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2006 and 2005 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations

Export sales at December 31, 2006 and 2005 represent approximately 8.5% and 20% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency for the three-month period ended at March 31, 2007 and at December 31, 2006 and 2005 are described, registered

in bolivars at the exchange rate of Bs.2,150/US$1 at March 31, 2007 and at December 31, 2006 and 2005 (in thousand U.S. dollars):

	(in thousand US$)		
	3/31/2007	2006	2005
Assets:			
Cash and temporary investments	8,865	9,342	5,701
Available investments for sale	-	-	4,035
Commercial accounts receivable	76	1,629	1,325
Accounts receivable to related companies	3,406	4,555	5,600
Guaranteed deposits	963	1,206	3,500
Advances to suppliers and sundry debtors	400	109	1,388
	13,710	16,841	21,549
Liabilities:			
Documents payable			-
Commercial accounts payable	25,332	30,450	19,051
Accounts payable to related companies	1,458	1,458	2,350
Accumulated expenses payable and others	486	450	1,043
	27,276	32,385	22,444

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in

favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange. During the year 2006, the deposit and mortgage security were fully released.

System of Temporary Admission for Improving Assets

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2006 bonds pending release in favor of the Treasury amounted to Bs.67 million.

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

Temporary Admission System

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise to the National Customs Territory, with suspension of payment of import taxes and other applicable charges or additional taxes with a specific aim, under condition to be reissued after its use, and without any amendment. At December 31, 2006 outstanding bonds for release in favor of the Treasury amounted to Bs.184 million.

As provided for in the provisions include din the Organic Customs Law and its regulations as well as in the Regulations about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2006 the open letters of credits for these concepts amount to US$24.10 million (Bs.51,815 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,590 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2006 and 2005 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

3.2. Audited Consolidated Financial Statements by Independent Public Accountants at December 31, 2006 and 2005.

[Letterhead of Deloitte]

REPORT BY INDEPENDENT PUBLIC ACCOUNTANTS.

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2006 and 2005, and of the consolidated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, and a summary of the significant accounting policies as ell as explanatory notes.

Responsibility of Company management about the financial statements.

The Company management is responsible for reasonably preparing and presenting these financial statements pursuant to the International Reporting Standards. This responsibility includes designing, implementing and maintaining a relevant internal control for reasonably preparing and presenting these financial statements free from material mistakes due to fraud or error; selecting and applying accounting proper policies, and accounting estimates that are reasonable according to the circumstances.

Responsibilities of the Public Accountant

Our responsibility is to give an opinion about those financial statements based on our audits. We carried out our audits pursuant to International Audit Standards. These standards require us to comply with ethical requirements and to plan and carry out the audit to obtain a reasonable assurance that the financial statements have no material mistakes.

An audit consists of developing procedures to obtain audit evidence of amounts and revelation in the financial statements. The procedures selected depend on the opinion of the public accountant, including the evaluation of the significant errors in the financial statements, either fraud or error. Concerning risk assessments, the public accountant considers the internal control of the Company relevant to reasonably prepare and present the financial statements in order to design proper audit procedures according to the circumstances but not with the intention to express an opinion about the effectiveness of the Company internal control. An audit also includes an assessment of the appropriateness of the accounting policies used and of the reasonability of the accounting estimations made by the management as ell as the evaluation of the entire presentation of the financial statements.

We believe that the audit evidence that we have obtained is enough and appropriate to provide a reasonable base for our opinion.

Opinion

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards.

Without stating an exception in our opinion, we make reference to that indicated in Note 1 to the consolidated financial statements. As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV).

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A. (signed) Illegible.

CPC No.26120 CNV No.C-891

Caracas – Bolivarian Republic of Venezuela, February 23, 2007 ------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

	Notes	2006	2005
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	413,514,696	432,900,402
Participations in associates and joint business	3	3,966,954	1,040,295

Total non-current assets		417,481,650	433,940.697
CURRENT ASSETS:			
Expenses paid in advance		976,279	1,111,934
Inventories	4	66,464,739	57,511,130
Advances to suppliers		1,661,182	3,520,063
Bills and accounts receivable – net	5	104,409,296	95,337,271
Investments available for sale	6	219,543	8,816,776
Cash and cash equivalent	7	23,889,943	16,111,833
Total current assets		197,620,982	182,409,007
TOTAL		615,102,632	616,349,704
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	206,308
Retained earnings:			
Legal reserve		6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		190,866,116	227,169,429
Non- realized result on investments	6	(601,095)	(999,188)
Total shareholders´ equity		386,660,839	422,566,059
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		4,826,028	3,572,106
Deferred income tax	11	46,270,145	54,549,608
Total non-current liabilities		51,096,173	58,121,714
CURRENT LIABILITY:			

Provision for seniority payment, short-term advances net		5,236,560	3,869,781
Commercial papers	10	11,396,409	2,946,531
Short term loans	10	38,169,882	47,019,985
Dividends payable	8	13,700,974	8,733,509
Tax income payable	11	2,409,289	293,748
Accounts payable	12	106,432,506	72,798,377
Total current liability		177,345,620	135,661,931
Total liability		228,441,793	193,783,645
TOTAL		615,102,632	616,349,707

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

	Notes	2006	2005
Income for sales	13	433,653,930	375,060,280
Sales cost	14	339,785,638	284,444,405
Gross income		93,868,292	90,615,875
Cost and expenses:			
Sales expenses	14	35,121,317	30,939,453
Overheads and administrative expenses	14 and 18	21,908,182	18,985,181
Income form selling assets	1 and 2	(83,885)	-
		56,945,614	49,924,634
Income from operations		36,922,678	40,691,241
Participation in results from joint business	3	503,194	(919,621)
Financial costs		(6,480,701)	(4,664,484)
Financial incomes		1,134,458	678,654
Exchange differences – net		(61,402)	3,565,400
Loss from swap operations with securities		-	(3,671,665)

Loss from selling investments available for sale	6	(762,975)	-
Other income (expenditure):			
ADR commissions		(514,814)	(505,370)
Bank debit tax		(392,141)	(3,089,757)
Others – net		350,717	(623,152)
		(6,223,664)	(9,292,995)
Income before taxes		30,699,014	31,461,246
Income tax	11	(476,054)	4,377,017
Net income		30,222,960	35,838,263
Net income per share:			
Basic	1	13.17	15,62
Diluted	1	13.17	15,62

See Notes to the consolidated financial statements ---------------------------------------

(Next, there is a Consolidated Statement of Movement in Equity Accounts for the years ended at December 31, 2006 and 2005 that is attached at the end of this translation)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousands of bolivars)

	Notes	2006	2005
OPERATING ACTIVITIES:			
Net income		30,222,960	35,838,263
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	61,402	(3,565,400)
Participation in results from joint business	3	(503,194)	919,621
Result from reduction in shareholders´ equity participation in joint business	3	(766,726)	-
Deferred income tax	11	(8,279,463)	(12,684,919)

Tax provision	11	8,755,517	8,307,902
Result non-realized in investments		(364,882)	(1,156,123)
Realized result in investments available for sale		762,975	-
Result from translation of subsidiary and joint business		-	(803,587)
Result from selling property, plant and equipment	1 and 2	(83,885)	-
Financial costs		6,480,701	4,664,484
Financial income		(1,134,458)	(678,654)
Depreciation	2	20,559,433	22,299,074
Operating cash flows before movements of working capital		55,710,380	53,140,661
Work capital movements:			
Reduction (increase) in:			
Bills and accounts receivable		(10,738,025)	(12,204,966)
Advances to suppliers		1,858,881	1,873,901
Inventories		(8,953,609)	(24,740,047)
Expenses paid in advance		135,655	(413,589)
Increase (reduction) in:			
Accounts payable		33,572,727	26,397,944
Provision for seniority payment, net payment		2,620,701	2,259,764
Cash provided for operating activities		74,206,710	46,313,668
Paid interests		(6,461,425)	(3,246,770)
Collected taxes		1,134,458	678,654
Paid taxes		(6,639,976)	(22,756,937)
Net cash provided for operating activities		62,239,767	20,988,615
INVESTMENT ACTIVITIES:			
Increase in investments available for sale		8,606,494	(7,917,006)
Sale of property, plant and equipment	2	1,775,485	-
Acquisition of property, plant and equipment	2	(2,865,327)	(9,454,319)

Net cash provided for (used in) investment activities		7,516,652	(17,371,325)
FINANCING ACTIVITIES:			
(Reduction) Increase in short-term loans, net	10	(8,869,379)	32,143,003
Amount of commercial papers issuing	10	29,883,600	8,808,700
Amortization of commercial papers	10	(21,433,722)	(8,752,379)
Reduction in documents payable	10	-	(2,486,040)
Cash dividends	8	(61,558,808)	(41,292,407)
Net cash used in financial activities		(61,978,309)	(11,579,123)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		7,778,110	(7,961,833)
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	1,574,261
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	16,111,833	22,499,405
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		23,889,943	16,111,833

See notes to the consolidated financial statements ------------------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare

and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, about those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS.

Certain new principles, revisions and interpretations of existing principles have been published and have compulsory application for the Company accounting periods that start on January 1, 2007 or after such date. Preliminary evaluation of the impact of these new principles and interpretations are described below:

- IAS 7 – "Financial instruments – disclosures and supplementary revision to IAS 1, presentation of financial reports – capital disclosures (effective from January 1, 2007). IAS 7 incorporates new disclosures to enhance information about financial instruments. It requires quantitative and qualitative information about risk exposure from financial instruments, including minimum specific disclosures about credit risks, liquidity and market as well as an analysis of market risk sensitivity. It replaces the IAS 30 and this amendment to the IAS 1 incorporates

disclosures about capital level of an entity and how to manage it. Company management is analyzing the impact of IFRS 7 on Company operations and will apply the IFRS 7 and the review of the IAS 1 from yearly periods beginning January 1, 2007.

- IAS 8 – "Segment of Operations" (effective from January 1, 2009). The Company is in the process of evaluating the possibility of possible impacts in the presentation of information by segments.
- IAS 1 – "Presentation of financial statements" revised (effective from January 1, 2007). Revision demands disclosure of objectives, policies and processes related to the management of capital, compliance with legal requirements of capital and consequences of noncompliance. The management is in the process of analyzing to determine the necessary disclosures.
- "CINIIIF 11 (for its abbreviation in Spanish)" "IFRS 2 – Group and transaction of treasury shares" (effective from March 1, 2007). This principle is not relevant for Company operations as it does not keep operations related to transactions of shares in treasury.
- CINIIIF 12 "Service agreements of transfer" (effective from January 1, 2008). This principle is not relevant for Company operations, as it does not have service contracts for transferring.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2005 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on April 21, 2006. Consolidated financial statements corresponding to the year ended at December 31, 2006 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

- ***a. Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2006 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

- ***b. Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

		significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the

subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset, and same is acknowledged in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the

recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those

incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses for acknowledged obsolescence, determined by the Company based on a technical evaluation.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with

the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

- ***k.*** **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.
- ***l.*** ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.
- ***m. Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.
- ***n. Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).
- ***o. Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of

employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2006 and 2005, the yearly average interest rate was 12.39% and 13.62%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. Provisions – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At December 31, 2006 and 2005 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2006 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and

simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and

taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2006 and 2005 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
Additions	185,326	4,208	-	2,675,793	2,865,327
Withdrawals	(1,598,000)	(89,158)	(10,804)	-	(1,697,962)
Transfers	142,418	2,144,397	-	(2,285,815)	-
At December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
ACCUMULATED DEPRECIATION:					
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effect for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Additions	(3,176,955)	(16,210,783)	(1,171,695)	-	(20,559,433)
Withdrawals	-	6,362	-	-	6,362
At December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Total at December 31, 2006	78,139,496	326,975,473	6,127,247	2,272,480	413,514,696
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2006 and 2005 amount to Bs.6,169 million and Bs.9,005 million, respectively.

At December 31, 2006 and 2005 the Company holds assets amounting to Bs.21,761 million and Bs.9,928 million, respectively (See Note 16).

At December 31, 2006 and 2005 the Company holds assets amounting to Bs.8,053 million and Bs.9,076 million, respectively, corresponding to property, plant and equipment owned by a foreign-based affiliate.

During the year 2006, the Company evaluated the estimated useful life of some assets generating a positive benefit of Bs.2,331 million and it is estimated that it will generate a positive effect of Bs.4,651 in the following years.

At December 31, 2006 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,865 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2006	2005
Participation in associated companies	-	-
Participation in joint businesses	3,966,954	1,040,295
	3,966,954	1,040,295

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2006	2005
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2006	2005
Simco Recycling Inc.	50	-	(2,432,726)
Manpa Centroamérica, C.A.	50	3,966,954	3,473,021
		3,966,954	1,040,295

At December 31, 2006 and 2005 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(503.1) million and Bs.(919.6) million, respectively.

During the year ended at December 31, 2006 the Company analyzed participation in the joint business corresponding to Simco Recycling Inc. As a result, the Company considered reducing such participation until the amount in which accumulated losses reach its investment in such business. Consequently, the book value of the participation in this company was reduced to zero (0) and the accounts receivable from related companies include a provision amounting to Bs.1,666 million (See Note 17).

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

	2006	2005
Current assets	16,676	12,414
Total assets	21,049	17,533
Current liability	19,251	14,568
Shareholders´ equity	953	2,096
Total liabilities and shareholders´ equity	21,049	17,533
Net sales	25,538	29,986

Loss from operations	(1,255)	(1,413)
Net loss	(856)	(2,141)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2006	2005
Finished products	14,244,262	20,656,984
In-process products	1,197,206	366,120
Raw materials	16,186,040	18,567,845
Spare parts	13,740,165	6,998,642
In-transit inventory	23,268,062	12,584,822
	68,635,735	59,174,413
Less – provision for obsolescence	(2,170,996)	(1,663,283)
	66,464,739	57,511,130

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2007 amounted to Bs.13,466 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2006	2005
Initial balance	(1,663,283)	(2,055,479)
Provision	(507,713)	-
Reverse	-	392,196
Final balance	(2,170,996)	(1,663,283

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2006	2005
Commercial	65,056,503	56,958,238
Related companies (Note 17)	10,058,465	12,413,496
Employees	808,691	429,642
Sundry debtors	832,464	872,084
Income tax paid in advance	928,779	2,400,339
VAT – paid in excess (Note 11)	23,544,428	14,904,864
Tax credit VAT – Net for compensating (Note 11)	1,601,280	1,492,571
Guaranteed deposits	2,593,169	7,523,954
	105,423,779	96,995,188
Less – provision for doubtful accounts	(1,014,483)	(1,657,917)
	104,409,296	95,337,271

The average credit period given to national clients ranges from 30 to 60 days, and for export clients from 7 to 60 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2006	2005
Initial balance	(1,657,917)	(1,949,040)
Provision	(99,000)	(772,485)
Sanctions	364,008	1,063,608
Final balance	378,426	-
	(1,014,483)	(1,657,917)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value. The reverse of the provision is grounded on new estimations concerning procured doubtful accounts.

Sales commitments for the year 2007 amount to Bs.6,574 million.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2006	2005
Investment and shares available for sale	219,543	902,184
Bonds available for sale	-	7,914,592
	219,543	8,816,776

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2006	2005
Investment portfolio	83	759,578
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	219,460	142,606
Corporación Forestal Venezuela, C.A.	47,817	47,817
	621,876	1,304,517
Less – loss from deterioration	(402,333)	(402,333)
	219,543	902,184

At December 31, 2006 and 2005 the Company keeps Bs.601 million of losses and Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2006 operations with bonds available for sale generate losses amounting to Bs.762 million and are presented in the Company results at that date.

At December 31, 2005 the Company held Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

At December 31, 2005 bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2006	2005
Investment and shares available for sale	(601,095)	77,520
Bonds available for sale	-	(1,076,708)
	(601,095)	(999,188)

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2006	2005
Cash and cash in banks	4,842,404	2,808,221
Bank placements	19,047,539	13,303,612
	23,889,943	16,111,833

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2006 and 2005 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2006	2005
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)
	206,308	206,308

Cash dividends

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,088. Likewise, on August 11, 2006 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.17.00 per share, for a total of Bs.38,998,160,208.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result

from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2006 and 2005 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.3,727 million and Bs.8,605 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.26,556 million and Bs.194,593 million, respectively, at December 31, 2006; and Bs.35,928 million and Bs.235,774 million, respectively, at December 31, 2005 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2006 and 2005 the net income includes Bs.8,704 million and Bs.7,683 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2006 and 2005 outstanding ADRs is 41,159,966 and 31,959,483, respectively.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 73.82% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

At December 31, 2006 the record of foreign investment issued by SIEX indicates a foreign participation of Bs.15,891 million at November 16, 2004.

10. ISSUE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issue of debentures and commercial papers

At December 31, the issue of commercial papers in view of the currency in which they are issued and their interest rate is as follows (in thousand bolivars):

	2006	2005	Outstanding amount of issue	Yearly Interest Rate (%)
Bolivars:				
Fixed interest	11,396,409	2,946,531	11,883,600	6.68%

For the years ended at December 31, the movement of issue obligations and of commercial papers includes (in thousand bolivars):

	2006	2005
Initial balance	2,946,531	2,890,210
Issues	29,883,600	8,808,700
Repayments	(21,000,000)	(8,746,600)
Net interests	(433,722)	(5,779)
Final balance	11,396,409	2,946,531

Outstanding commercial papers issued are comprised by four series that have May 7, July 13, August 3 and November 1, 2007 as maturity dates.

During the years ended at December 31, 2006 and 2005 issue of commercial papers generated discounts when placed amounting to Bs.1,056 million and Bs.332 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2006	2005
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	38,169,882	47,019,985

At December 31, 2006 the Company holds lines of credit with different financial institutions for Bs.151,800 million and has available amounting to Bs.61,815 million, net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 9.50% and 15% for the year 2006 and 10.5% and 15% for the year 2005.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2006 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2006 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,240 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	2006	2005
Accounts receivable:		
Income tax paid in excess	928,779	2,400,339
VAT – paid in excess	23,544,428	14,904,864
Tax credit VAT – net to compensate	1,601,280	1,492,571
	26,074,487	18,797,774
Accounts payable:		
Income tax payable	2,409,289	293,748
Withheld third-party VAT payable	1,018,384	918,252
	3,427,673	1,212,000

During November 2005, the Company run the corresponding errands at the Tax Administration Service (SENIAT for its abbreviation in Spanish) to request approval of reimbursement of Bs.10,808 million corresponding to withholdings of VAT supported and not deducted in tax returns, having the approval of Bs.429 million of the affiliate Transporte Alpes, C.A. and further transfer to the tax credit account of Manufacturas de Papel, C.A. (MANPA), which will be compensated against the corresponding Income Tax of the period ended t December 31, 2006.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2006	2005
Tax on taxable income net	8,265,695	8,821,272
Less:		
Rebate for investments in property, plant and equipment and other credits	(342,329)	(1,341,708)
	7,923,366	7,478,564
Income tax from previous year	832,151	829,338
Total current income tax	8,755,517	8,307,902
Deferred income tax	(8,279,463)	(12,684,919)
	476,054	(4,377,017)

For the years ended at December 31, 2006 and 2005 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2006		2005	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,420,865	34.00	10,682,124	34.00
Effect on accounting profit for applying the International Financial reporting Standards	3,495,387	11.40	6,256,682	19.90
Reserve for valuation of lending deferred tax	3,098,829	10.11	-	-
Tax adjustment for inflation	(18,604,860)	(60.70)	(22,777,675)	(72.52)
Other non-deductible expenses	3,595,161	11.73	4,772,593	15.19
Other non-taxable income	(1,186,999)	(3.87)	(1,969,033)	(6.27)
Effects of rebate for investment in property, plant and equipment	(342,329)	(1.12)	(1,341,708)	(4.27)
Tax expenses and tax rate applicable to income as per the books	476,054	1.55	(4,377,017)	(13.97)

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item.

Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2005. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2006 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2006 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2006 the Company and its affiliates do not hold operating tax losses to be carryforawrd. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2006 and 2005 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.8,736 million and Bs.9,476 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

	2006	2005
Liabilities for differed income tax		
Differences based on property, plant and equipment	67,819,342	74,491,457
Income from leasing based on cash	702,833	1,189,084
	68,522,175	75,680,541
Assets for differed income tax		
Base differences on inventories	19,164,597	16,377,772
Provisions and allowances	882,222	310,820
Base differences on investments	4,107,506	2,525,891
Tax losses carryforwards	1,192,104	1,836,373
Tax credits carryforwards	4,430	80,077
	25,350,859	21,130,933
	3,098,829	-
	22,252,030	21,130,933
Net of differed tax	46,270,145	54,549,608

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2006	2005
Commercial	88,106,488	53,780,859
Related parts (Note 17)	7,470,640	8,585,122
Others	3,730,177	2,229,675
Withheld VAT from third-parties payable (Note 11)	1,018,384	918,252
Accumulated expenses payable	6,106,817	7,284,469
	106,432,506	72,798,377

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 1200 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2006 and 2005 the Company has registered in results for the use of such licenses Bs.2,477 million and Bs.1,505 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2006 73% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2006	2005
Sales of goods	430,244,838	373,406,646
Income from leasing	2,303,109	845,910
Income from services	1,105,983	807,724
	433,653,930	375,060,280

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2006	2005
Depreciation and amortization	20,559,433	22,299,074
Cost of inventory acknowledged in results	256,034,115	169,488,295
Employee benefits	63,754,311	42,954,679

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2006, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2006 and 2005, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit"

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2006 and 2005 (in thousand bolivars):

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	211,418,577	196,832,169	3,147,919	-	411,398,665
Export sales	9,061,070	13,194,195	-	-	22,255,265
Sales among segments – local	-	-	10,796,623	(10,796,623)	-
Sales among segments – export	8,691,194	3,437,429	-	(12,128,623)	-
Total income	229,170,841	213,463,793	13,944,542	(22,925,246)	433,653,930
Costs and expenses	216,725,041	189,510,810	13,204,139	(22,429,497)	396,731,252
Operating results	12,725,041	23,952,983	740,403	(495,749)	36,922,678
Participation in					

results from joint-business companies	-	-	-	-	503,194
Financial income	-	-	-	-	1,134,458
Financial expenses and others	-	-	-	-	(7,861,316)
Results before taxes	-	-	-	-	30,699,014
Results after taxes	-	-	-	-	30,222,960
Depreciation	10,093,840	8,704,922	1,760,671	-	20,559,433
Capital investments	908,412	1,965,915	-	-	2,865,327
Balance sheet					
Assets					
Assets per segment	263,619,916	297,682,031	52,078,290	(46,764,370)	566,615,867
Assets per corporate segments					33,090,250
Participation in associated companies	3,966,954	-	-	-	3,966,954
Undistributed corporate assets	-	-	-	-	11,429,561
Total consolidated assets					615,102,632
Liabilities					
Liabilities by segments	76,544,982	42,440,980	14,270,301	(47,734,370)	85,521,893
Liabilities by corporate segments	-	-	-	-	89,642,829
Undistributed corporate liabilities	-	-	-	-	53,277,071
Total consolidated liabilities					228,441,793

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					

Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,623,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities					193,783,645

16. OPERATING LEASING

The Company as lessor

At December 31, 2006 and 2005 income form leasing property amounted to Bs.2,303 million and to Bs.846 million, respectively

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2006 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2006	2005
Less than a year	3,382,952	2,139,036
Up to two years	3,723,952	2,167,037
	7,106,904	4,306,074

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the years 2006 and 2005 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in thousand bolivars):

	2006	2005
Inventory sales	8,664,749	9,332,460
Inventory purchases	12,286,294	9,172,106
Purchases of electricity	17,434,815	17,426,164
Administrative services	41,925	25,340

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2006	2005
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	6,405,353	7,011,952
Simco Recycling, Inc. (joint business)	4,858,012	4,816,468
Corporación Industrial de Energía, C.A. S.A.C.A.	251,642	203,848
Agroindustrial Mandioca, C.A. (associated company)	144,983	342,150
Turboven Maracay Company Inc. Sucursal*	33,576	31,117
Turbogeneradores Maracay, C.A.*	30,899	6,921
Agropecuaria Mandioca, C.A. (associated company)	-	1,040
	11,724,465	12,413,496
Less – provisions for doubtful accounts	1,666,000	-
	10,058,465	12,413,496
Accounts payable:		
Turbogeneradores Maracay, C.A.*	4,155,424	3,411,542
Simco Recycling, Inc. (joint business)	3,192,306	4,290,388
Turboven Maracay Company Inc.*	101,746	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	1,382	-

MANPA Centroamérica, C.A. (joint business)	-	763,250
	7,470,640	8,585,122

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

During the year 2006, the Company decided to create a provision amounting to Bs.1,666 million, corresponding to accounts receivable of Simco Recycling, Inc. (See Note 3). At December 31, 2005 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2006 and 2005 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2006 to the Board of Directors for this concept amounted to Bs.360.8 million (Bs.469.7 million in the year 2005).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2006 and 2005 amounted to Bs.33,600 and Bs.29,400 in 2006 and Bs.29,400 and Bs.24,700 in 2005, respectively. The income paid for the concept at December 31, 2006 amounted to Bs.1,128.9 million (Bs.1,058.4 million in the year 2005).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2006 for the 48 persons of the Company with executive responsibilities (administrators) amounted to some Bs.7,620.2 million (some Bs.5,349.7 million in 2005 for 41 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2006 amounted to Bs.51.8 million, approximately (Bs.42.3 million in the year 2005).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2006	2005
Short-term remuneration to administrators	6,434,048	4,814,730
After-employment severance benefits	1,186,216	534,970
Remuneration to the Board of Directors	1,489,843	1,528,183

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2006 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2006 and 2005 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services, among which there are certain products manufactured by the Company.

Concentration of operations

Export sales at December 31, 2006 and 2005 approximately represent 8.5% and 20% of the consolidated net sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

From 2003, the National Executive and the Venezuelan Central Bank have entered into several Foreign Exchange Agreements which set forth the regime to administer foreign currency and the foreign exchange rate that will rule the operations established in such agreements. From that date on, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, managing, controlling and establishing the requirements, procedures and restrictions needs to execute such agreements. At date, CADIVI has issued several rules related to registration, guidelines, requirements and conditions related to the regime to administer foreign exchange.

The Company has been running the formalities necessary to have foreign currency aimed at paying its obligations in foreign currency form importing goods and services and dividends. Obtaining the foreign currency necessary to make operations in foreign currency carried out by the Company during the regular course of its business will depend on: (1) approval of records and requests filed with the relevant institutions; (2) availability of foreign currency that will be established by applying the aforementioned Standards; and (3) actions by the Company to have access to the necessary foreign

currency not requested before the corresponding institutions, or those which requests have been rejected by such institutions.

Below monetary assets and liabilities in foreign currency at December 31, 2006 and 2005 are outlined, registered in bolivars at the official exchange rate of Bs.2,150.00 (in thousand US dollars):

	(in thousand US$)	
	2006	2005
Assets:		
Cash and temporary investments	9,342	5,701
Investments available for sale	-	4,035
Commercial accounts receivable	1,629	1,325
Accounts receivable to related companies	4,555	5,600
Guaranteed deposits	1,206	3,500
Advances to suppliers and sundry debtors	109	1,388
	16,841	21,549
Liabilities:		
Commercial accounts payable	30,450	19,051
Accounts payable to related companies	1,485	2,350
Accumulated expenses payable and others	450	1,043
	32,385	22,444

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to

guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange. During the year 2006, the bond and mortgage guarantee were fully released.

System of Temporary Admission for Improving Assets

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2006 bonds pending release in favor of the Treasury amounted to Bs.67 million.

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

Temporary Admission System

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise to the National Territory, with suspension of payment of import taxes and other applicable charges or additional taxes with a specific aim, under condition to be reissued after its use, and without any amendment. At December 31, 2006 outstanding bonds for release in favor of the Treasury amounted to Bs.184 million.

As provided for in the provisions include din the Organic Customs Law and its regulations as well as in the Regulations about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2006 the open letters of credits for these concepts amount to US$24.10 million (Bs.51,815 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,590 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2006 and 2005 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Financial Reporting Standards (IFRS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Financial Reporting Standards (IFRS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IFRS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IFRS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IFRSs		According to IFRS
Property, plant and equipment - net	476,304,208	(31,427,847)	**1**	444,876,361
Spare parts	6,587,480	(6,587,480)	**1**	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	**2**	1,847,041
Other assets	1,390,042	(1,390,042)	**3**	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	**4**	-
Expenses paid in advance	885,614	(187,269)	**9**	698,345
Inventories	42,434,480	(9,663,397)	**1**	32,771,083
Advances to suppliers	4,813,668	(961,416)	**5**	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	**5**	79,397,112
Investments available for sale	-	899,770	**6**	899,770
Cash and cash equivalents	23,142,558	(643,153)	**6**	22,499,405

Total current assets	161,896,477	(21,778,510)		140,117,967
TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS' EQUITY	560,670,334	(127,084,311)		433,586,023
MINORITY INTERESTS	1,712,875	(1,712,875)	7	
Other liabilities and differed credits	416,821	(416,821)	10	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	9	2,487,419
Lending differed income tax	6,750,000	60,484,527	8	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	7	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	9	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	9	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400
TOTAL LIABILITIES	87,815,198	65,440,148		153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)		586,841,369

Notes to balance reconciliation:

1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.

2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IFRS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IRFSs		According to IRFS
Sales income and others	417,151,665	(33,998,733)	**1**	383,152,932
Sales cost	290,986,976	(20,131,150)	**2**	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106
Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	**1**	22,282,173
Overheads and administrative				

expenses	17,687,956	(79,870)		17,608,086
Income from selling assets	(47,023)	(294,728)	6	(341,751)
Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)
Net income	47,530,508	6,156,554		53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.
2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.

4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IFRSs		According to IFRS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780
Cash increase and cash equivalents	6,855,122	(1,878,364)	**1**	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	**3**	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	**1**	22,499,405

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IFRS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IFRS 1:

The IFRS 1 allows companies to adopt for the first time the IFRS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided to revert the accumulated effects for translation of all its foreign affiliates that had been registered.
- Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004
Shareholders´ equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)
Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

3.3. National Securities and Exchange Commission No.016-86 of January 27, 1987.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2006 and 2005 and the interim financial statements for the period ended March 31, 2007.**

(In thousand US$)

	3/31/2007	2006	2005
Assets:			
Cash and temporary investments	8,865	9,342	5,701
Investments available for sale	-	-	4,305
Commercial accounts receivable	76	1,629	1,325
Accounts receivable related companies	3,406	4,555	5,600
Guaranteed deposits	963	1,206	3,500
Advances to suppliers and sundry debtors	400	109	1,388
	13,710	16,841	21,549
Liabilities:			
Documents payable	-	-	-
Commercial accounts payable	25,332	30,450	19,051
Accounts payable related companies	1,458	1,485	2,350
Accumulated expenses payable and others	486	450	1,043
	27,276	32,385	22,444

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the entries of depreciation of fixed assets and amortization of deferred charges and added value of investments.

c) In addition to the original cost of inventories, fixed assets and investments separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to convert balances into foreign currency.

Transactions in foreign currency are registered at the current exchange rate at the date of the operation. Balances in foreign currency had been registered at the following exchange rates:

At the closure at December 31, 2005: Bs. 2,150.00 * US$

At the closure at December 31, 2006: Bs. 2,150.00 * US$

At the closure at March 31, 2007: Bs. 2,150.00 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-07 to 06-31-07 and for the years 2006 and 2005 the exchange income or loss stated in thousand bolivars is as follows:

March 31, 2007	December 31, 2006	December 31, 2005
Exchange difference	Exchange income	Exchange difference
(4,670)	(61,402)	3,565,400

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At March 31, 2007 and at December 31, 2006 and 2005 there are no deferred charges.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment are presented at the attributed cost less depreciation and any acknowledged loss for deterioration of the value. Depreciation is calculated based on the straight-line method on the remaining useful life estimated by the Company and technical studies supported by independent experts.

Replacements or renewal of full items that increase the useful life of assets in discussion, or their financial capacity, are accounted as higher number of assets with the further withdrawal of items replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to results as they are incurred in.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets as follows, understanding that the land lots on which

buildings and other constructions are built have an indefinite useful life and, therefore, are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Fitting and furniture and others	3-5

For the period from 1/1/07 and 3/31/07 and for the years 2006 and 2005 the charge for the concept of depreciation expenses of the fixed assets stated in thousand bolivars is the following:

March 31, 2007	December 31, 2006	December 31, 2005
4,352,796	20,559,433	22,299,074

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.4. Financial relations (restated in constant currency)

INDICATOR	Closure at 3/31/07	Closure at 12/31/06	Closure at 12/31/05
AC/ PC	1.23	1.11	1.34
Efect./ PC	0.19	0.13	0.12
PC/ Pat.	0.39	0.46	0.32
PC/ Pat	0.51	0.59	0.46

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.5. Reports by the Risk Classifying Companies

(Next, there are two (2) pages in blank.)

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17 --

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUeEOF COMMERCIAL PAPERS AT BEARER 2007

Maximum authorized amount Bs.20,000,000,000.00

Coordinator:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.------------------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 31st, 2007.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS AT MARCH 31, 2007 AND FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005

(Stated in thousand bolivars)

				Retained Earnings				
	NOTES	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004		69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of investments available for sale		-	-	-	-	-	(1.156.123)	(1.156.123)
Result from translation		-	178.084	-	-	-	-	178.084
Losses directly recognized on equity		-	178.084	-	-	-	(1.156.123)	(978.039)
Net income for the year		-	-	-	-	35.838.263	-	35.838.263
Total earnings and losses recognized for the year		-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Decreed dividends	8	-	-	-	-	(45.880.188)	-	(45.880.188)
BALANCES AT DECEMBER 31, 2005		69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Reasonable value of investments available for sale		-	-	-	-	-	(364.882)	(364.882)
Losses directly recognized on equity		-	-	-	-	-	(364.882)	(364.882)
Realization of results of investments available for sale		-	-	-	-	-	762.975	762.975
Net income for the year		-	-	-	-	30.222.960	-	30.222.960
Total earnings and losses recognized for the year		-		-	-	30.222.960	398.093	30.261.053
Decreed dividends	8	-	-	-	-	(66.526.273)	-	(66.526.273)
BALANCES AT DECEMBER 31, 2006		69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Losses directly recognized on equity		-	-	-	-	-	-	-
Net income for the year		-	-	-	-	10.757.200	-	10.757.200
Total earnings and losses recognized for the year		-	-	-	-	10.757.200		10.757.200
Realization of results of investments available for sale		-	-	-	-	-	-	-
Decreed dividends		-	-	-	-	-	-	-
BALANCES AT MARCH 31, 2007		69.632.690	206.308	6.963.269	119.593.551	201.623.316	(601.095)	397.[illegible]8.039

See notes to Consolidated Financial Statements

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2006 AND 2005
(Stated in thousand bolivars)

				Retained Earnings				
	NOTES	Capital stock	Accrued result from translation of *subsidiary and* joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends *of Company shares* and its subsidiaries	Undistributed	Non realization of *results from* investments	*Total* Equity
BALANCES AT DECEMBER 31, 2004		69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Reasonable value of investments available for sale		-	-	-	-	-	(1.156.123)	(1.156.123)
Result from translation		-	178.084	-	-	-	-	178.084
Losses directly recognized on equity		-	178.084	-	-	-	(1.156.123)	(978.039)
Net income for the year		-	-	-	-	35.838.263	-	35.838.263
Total earnings and losses recognized for the year		-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Decreed dividends	8	-	-	-	-	(45.880.188)	-	(45.880.188)
BALANCES AT DECEMBER 31, 2005		69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Reasonable value of investments available for sale		-	-	-	-	-	(364.882)	(364.882)
Losses directly recognized on equity		-	-	-	-	-	(364.882)	(364.882)
Realization of results of investments available for sale		-	-	-	-	-	762.975	762.975
Net income for the year		-	-	-	-	30.222.960	-	30.222.960
Total earnings and losses recognized for the year		-		-	-	30.222.960	398.093	30.261.053
Decreed dividends	8	-	-	-	-	(66.526.273)	-	(66.526.273)
BALANCES AT DECEMBER 31, 2006		69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839

See notes to Consolidated Financial Statements

END

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA